UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the twelve-month period ended December 31, 2011 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on March 06, 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On March 06, 2012, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the twelve-month period ended December 31, 2011. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of International Financial Reporting Standards (“IFRS”).

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND AN INTERNATIONAL FINANCIAL REPORTING STANDARDS PRESENTATION OF, THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2011 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

As of December 31, 2011

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. and SUBSIDIARIES

Thousands of U.S. dollars

This document is composed of:

-	Independent Auditor’s Report

-	Consolidated Classified Statement of Financial Position

-	Consolidated Statement of Comprehensive Income by function

-	Consolidated Statement of Comprehensive Income

-	Consolidated Statement of Cash Flows

-	Statements of Changes in Net Shareholders’ Equity

-	Explanatory Notes to the Consolidated Financial Statements

2

Sociedad Química y Minera de Chile S.A. and Subsidiaries

3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Consolidated Financial Statements

Note		Page
18	Provisions and other non-financial liabilities
	18.1 Types of provisions	115
	18.2 Description of other provisions	115
	18.3 Other non-financial liabilities, current	116
	18.4 Movements in provisions	117
	18.5 Detail of main types of provisions and other non-financial liabilities	118

19	Contingencies and restrictions
	19.1 Lawsuits or other relevant events	118
	19.2 Restrictions	122
	19.3 Commitments	122
	19.4 Restricted or pledged cash	122
	19.5 Collateral received from third parties	123
	19.6 Indirect guarantees	124

20	Revenue	125

21	Earnings per share	125

22	Loan costs	126

23	Effect of variations in foreign currency exchange rates	126

24	The Environment
	24.1 Disclosures on disbursements related to the environment	127
	24.2 Detail of information on disbursements related to the environment	129
	24.3 Description of each project indicating whether these are in process or have been finished	144

25	Other current and non-current non-financial assets	150

26	Operating segments
	26.1 Operating segments	151
	26.2 Statements of income classified by operating segment based on groups of products	152

6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$
Current assets
Cash and cash equivalents	5.1	444,992	524,652
Other current financial assets	8.1	169,261	76,178
Other non-financial current assets	25	63,792	44,442
Trade and other accounts receivable, current	8.2	412,062	375,945
Trade and other accounts receivable due from related parties, current	7.6	117,139	36,172
Inventory	6.0	744,402	605,101
Current tax assets	28.1	4,765	32,773
Total current assets		1,956,413	1,695,263

Non-current assets
Other non-current financial assets	8.1	30,488	92,674
Other non-financial assets, non-current	25	24,651	24,157
Non-current rights receivable	8.2	1,070	1,102
Investments accounted for using the equity method	10.1	60,694	62,271
Intangible assets other than goodwill	12.1	4,316	3,270
Goodwill	12.1	38,605	38,388
Property, plant and equipment	13.1	1,755,042	1,453,973
Investment property	13.4	-	1,373
Deferred tax assets	28	304	365
Total non-current assets		1,915,170	1,677,573
Total assets		3,871,583	3,372,836

The accompanying notes form an integral part of these consolidated financial statements.

8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION
(continued)

LIABILITIES AND EQUITY	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$
Liabilities
Current Liabilities
Other current financial liabilities	8.4	161,008	187,555
Trade and other accounts payable	8.5	183,032	152,147
Trade accounts payable due to related parties, current	7.7	873	3,538
Other current provisions	18.1	16,937	15,014
Current tax liabilities	28.2	75,418	7,113
Current accrual for employee benefits	15.1	30,074	44,011
Other non-financial liabilities, current	18.3	161,961	67,459
Total current liabilities		629,303	476,837

Non-current liabilities
Other non-current financial liabilities	8.4	1,237,027	1,090,188
Other long-term accrued expenses	18.1	8,595	5,500
Deferred tax liabilities	28.4	98,594	100,781
Non-current accruals for employee benefits	15.1	33,684	28,710
Total non-current liabilities		1,377,900	1,225,179
Total liabilities		2,007,203	1,702,016

Equity	17
Issued capital		477,386	477,386
Retained earnings		1,351,560	1,155,131
Other reserves		(16,112)	(9,713)
Equity attributable to owners of the parent		1,812,834	1,622,804
Non-controlling interest		51,546	48,016
Total equity		1,864,380	1,670,820
Total liabilities and equity		3,871,583	3,372,836

The accompanying notes form an integral part of these consolidated financial statements.

9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		January to December
	Note	2011	2010
	N°	ThUS$	ThUS$

Sales	20	2,145,286	1,830,413
Cost of sales	27.2	(1,290,494)	(1,204,410)
Gross profit		854,792	626,003

Other income by function	27.3	47,681	6,545
Administrative expenses		(91,760)	(78,819)
Other expenses by function	27.4	(63,047)	(36,212)
Other gains (losses)	27.5	5,787	(6,979)
Interest income		23,210	12,930
Finance expenses	22	(39,335)	(35,042)
Equity in income of associates and joint ventures accounted for using the equity method		21,808	10,681
Foreign currency transactions	23	(25,307)	(5,807)
Income before income tax		733,829	493,300

Income tax expense	28.4	(179,710)	(106,029)

Net income		554,119	387.271
Net income (loss) attributable to:
Equity holders of the parent		545.758	382.122
Non-controlling interests		8.361	5.149
Net income for the year		554.119	387.271

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	2.0736	1.4519

The accompanying notes form an integral part of these consolidated financial statements.

10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January to December
	2011	2010
Statement of comprehensive income	ThUS$	ThUS$

Net income for the year	554,119	387,271
Other comprehensive income components before foreign currency translation difference
Gains (losses) from foreign currency translation differences, before tax	(2,890)	663
Other comprehensive income before tax and foreign currency translation differences	(2,890)	663
Cash flow hedges
Gains (losses) from cash flow hedges, before tax	(1,241)	(1,474)
Other comprehensive income before tax and cash flow hedges	(1,241)	(1,474)
Other comprehensive income, before taxes, actuarial gain (loss) for definite benefit plans	(918)	1,020
Other sundry reserves	(1,677)	-
Other comprehensive income components. net of tax	(6,726)	209

Income tax related to components of other comprehensive income
Income tax related to other comprehensive income cash flow hedges	218	251
Addition of income tax related to other comprehensive income components	218	251

Other comprehensive income	(6.508)	460

Total comprehensive income	547,611	387,731

Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	539,359	382,215
Comprehensive income attributable to non-controlling interests	8,252	5,516
Total comprehensive income	547,611	387,731

The accompanying notes form an integral part of these consolidated financial statements.

11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statement of cash flows	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$

Cash flows provided by operating activities

Net income for the year		554,119	387,271

Adjustment due to reconciliation of profit to cash flows

Depreciation and amortization		195,897	143,940
Amortization of mining rights		6,017	6,022
Increase in Royalty Corfo accrual		6,800	5,182
Increase in marketing expense accrual		985	4,007
Increase in legal accrual		9,192	4,023
Increase in bonus accrual		33,494	41,153
Increase in vacation liabilities		11,956	9,034
Increase in accrued expenses		23,055	9,927
Unrealized effects of foreign currency transactions		25,307	(11,183)
Unrealized Derivative Instruments, net		-	16,990
Non-distributed gains from associates		(21,808)	(10,681)
Income tax expense		179,710	106,396
Adjustments for entries other than cash		(14,075)	21,919
Adjustments for which the effects on cash are cash flows from Investing or financing activities		(3,680)	(448)
Decrease (increase) in trade accounts receivable		(135,401)	(18,266)
Increases in other accounts receivable		(37,393)	(21,614)
Decrease (increase) in inventory		(147,238)	26,545
Increase in trade accounts payable		(44,566)	(84,731)
Increases in other accounts payable		3,039	56,836

Reconciling adjustments		91,291	305,051

Interest received		4,299	1,774
Interest paid		(2,349)	(6,655)
Income tax paid		(76,015)	(68,919)
Net cash flows provided by operating activities		571,345	618,522

Cash flows used in investing activities

Proceeds from loss of control in subsidiaries or other business		5,736	-
Payments to acquire interest in joint ventures		(4,909)	(3,500)
Proceeds from the disposal of property, plant and equipment		43,231	1,433
Acquisition of property, plant and equipment		(501,118)	(335,997)
Third parties payment of loans		83	1,275
Receipts from time deposits with maturities greater than 90 days		(129,069)	169,797
Disbursements from time deposits with maturities greater than 90 days		69,818	(69,817)
Net cash flows used in investing activities		(516,228)	(236,809)

The accompanying notes form an integral part of these consolidated financial statements.

12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Cash flows provided by (used in) financing activities	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$

Amounts received from long-term loans		550,000	564,000
Payments of loans		(370,000)	(632,540)
Dividends paid		(277,334)	(175,539)
Other cash outflows		(7,862)	(10,156)

Net cash flows provided by (used in) financing activities		(105,196)	(254,235)

Net increase in cash and cash equivalents before the effect of changes in foreign exchange rates		(50,079)	127.478

Effects of variation in foreign exchange rate on cash and cash equivalents		(29,581)	21,535
Net increase in cash and cash equivalents		(79,660)	149,013

Cash and cash equivalents at beginning of year		524,652	375,639

Cash and cash equivalents at end of year	5	444,992	524,652

The accompanying notes form an integral part of these consolidated financial statements.

13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY

For the periods ended at December 31, 2011 and 2010:

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Other sundry reserves	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2011	477,386	1,530	(9,207)	(2,036)	-	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Net income for the year	-	-	-	-	-	-	545,758	545,758	8,361	554,119

Other comprehensive income (expenses)	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	-	(6,399)	(109)	(6,508)

Comprehensive income	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	545,758	539,359	8,252	547,611

Dividends declared	-	-	-	-		-	(349,329)	(349,329)	-	(349,329)

Increase (decrease) from transfers and other changes	-	-	-	-		-	-	-	(4,722)	(4,722)

Changes in equity	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	196,429	190,030	3,530	193,560

Ending balance, current year: December 31, 2011	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

The accompanying notes form an integral part of these consolidated financial statements.

14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY, continued

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Net income for the year	-	-	-	-	-	382,122	382,122	5,149	387,271

Other comprehensive income	-	296	(1,223)	1,020	93	-	93	367	460

Comprehensive income	-	296	(1,223)	1,020	93	382,122	382,215	5,516	387,731

Dividends	-	-	-	-	-	(178,164)	(178,164)	-	(178,164)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(3,197)	(3,197)

Changes in equity	-	296	(1,223)	1,020	93	203,958	204,051	2,319	206,370

Ending balance, prior year: December 31, 2010	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

The accompanying notes form an integral part of these consolidated financial statements.

15

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Corporate Information for Sociedad Química y Minera de Chile S.A. and Subsidiaries

Historical Background

Sociedad Química y Minera de Chile S.A. and subsidiaries (collectively the “Company”) is a public corporation organized in accordance with the laws of the Republic of Chile, ID N° 93.007.000-9. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of the Ministry of Finance on June 22, 1968, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4,537 Nº 1,992. The parent company is located at El Trovador 4285, 6th Floor, Las Condes, Santiago, Chile. Its phone No. is (56-2) 425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to inspection by the SVS.

The Company’s operating segments are divided into six main categories, as follows:

Specialty plant nutrients: In this business line, the Company provides advice in practices for fertilization according to each type of crop, soil and climate. In this business category, potassium derivative products and especially potassium nitrate have played a leading role, given the contribution they make to developing crops, ensuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. Potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and other mixtures.

Iodine: The Company is an important producer of iodine worldwide. Iodine is a product that is widely used in the pharmaceutical industry, in technology and in nutrition. Additionally, Iodine is also used in x-ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s Lithium is mainly used in rechargeable batteries for cell phones, cameras and laptops. Through the preparation of lithium-based products, the Company provides significant raw materials to face great challenges such as the efficient use of energy and raw material. Lithium is not only used for rechargeable batteries and in new technologies for electric vehicles, but is also used in industrial applications to lower melting temperatures and to help save costs and energy.

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. The Company participates in this line of business, producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates are also used as a means for the storage of thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: Potassium is a primary essential macro-nutrient, and even though it does not form part of a plant’s structure, it has a significant role in the development of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its vitamin content and its physical appearance. Within this business line, the Company also produces potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Atacama Salar (the Atacama Saltpeter Deposit).

16

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 1 - Corporate Information for Sociedad Química y Minera de Chile S.A. and Subsidiaries, continued

Other products and services: This segment includes those revenues derived from commodities, rendering of services, interests, royalties and dividends.

Note 2 - Basis of presentation for the consolidated financial statements and Summary of significant accounting policies

2.1	Periods covered

These consolidated financial statements cover the following periods:

-	Consolidated classified statements of financial position as of December 31, 2011 and as of December 31, 2010.

-	Consolidated statements of income by function for the periods ended December 31, 2011 and 2010.

-	Consolidated statements of comprehensive income for the periods ended December 31, 2011 and 2010.

-	Consolidated statements of cash flows for the periods ended December 31, 2011 and 2010.

-	Consolidated statements of changes in equity for the periods ended December 31, 2011 and 2010.

2.2	Basis of preparation

The Company’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the integral adoption, explicit, and without reserves of the IFRS as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements reflect fairly the Company’s, financial position, results of its operations, comprehensive income, changes in equity and cash flows for the nine months periods ended December 31, 2011 and 2010.

IFRS establish certain alternatives for their application. Those alternative applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated financial statements comply with each IFRS in force at their presentation date.

For the convenience of the reader, these consolidated financial statements and their accompanying notes have been translated from Spanish to English.

17

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

a)	Accounting pronouncements

As of the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not mandatory, and they were not applied by the Company.

	New standards	Compulsory application as of

IAS 19	Employee Benefits	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IFRS 9	Financial Instruments	January 1, 2013
Deferred until 01de January 2015 as per amendment approved in December 2011
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Agreements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

IAS 19 Reviewed “Employee Benefits”

Issued in June 2011, it replaces IAS 19 (1998). This reviewed standard modifies the recognitiion and measurement of expenses related to define benefit plans and termination benefits. In addition, it includes modifications to the disclosures of all employee benefits.

IAS 27 “Separate Financial Statements”

Issued in May 2011, it replaces IAS 27 (2008). The scope of this standard is restricted as of this change to only the separate financial statements, given that the matters related with the definition of control and consolidation were removed and included in IFRS 10. Its early adoption is allowed jointly with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

IFRS 9 “Financial Instruments”

Issued in December 2009, it amends the classification and measurement of financial assets.

Subsequently this standard was amended in November 2010 to include the treatment and classification of financial liabilities. Its early adoption is permitted.

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, it replaces SIC 12 “Consolidation of special purpose entities" and parts of IAS 27 “Consolidated Financial Statements.” It includes clarification and new parameters for the definition of control, as well as the principles for the preparation of Consolidated Financial Statements. Its early adoption is allowed jointly with IFRS 11, IFRS 12 and amendments to IAS 27 a 28.

18

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

IFRS 11 “Joint Agreements”

Issued in May 2011, it replaces IAS 31 “Interests in Joint Ventures” y SIC 13 “Jointly Controlled Entities”. Among the amendments is included the elimination of the concept of jointly controlled assets and the possibility of proportional consolidation of entities under joint control. Its early adoption is allowed jointly with IFRS 10, IFRS 12 and the amendments to IAS 27 and 28.

IFRS 12 “Disclosure of Interests in Other Entities”

Issued in May 2011, it applies for those entities that hold investments in affiliates, joint ventures, associates. Its adoption is allowed jointly with IFRS 10, IFRS 11 and amendments to IAS 27 and 28

IFRS 13 “Fair value measurement”

Issued in May 2011, it consolidates in one standard the method to measure the fair value of assets and liabilities and the necessary disclosures on this, and incorporates new concepts and clarifications for its measurement.

	Amendments and modifications	Compulsory application as of
IAS 1	Presentation Of Financial Statements	July 1, 2012
IAS 12	Income Taxes	January 1, 2012
IFRS 7	Financial Instruments: Disclosures	July 1, 2011
IAS 28	Investments in Associates and joint ventures	January 1, 2013

IAS 1 “Presentation Of Financial Statements”

Issued in June 2011. The main change of this amendment requires that the items of Other Comprehensive Income must be classified and grouped assessing whether they will be potentially reclassified to income in subsequent periods. Its early adoption is allowed.

IAS 12 “Income Taxes”

This amendment, issued in December 2010, grants one exception to the general principles of IAS 12 for the investment property that is measured using the fair value model contained under IAS 40 “Investment Property.” The exception also applies to Investment Property acquired as part of a business combination if after the business combination the buyer applies the fair value model contained in IAS 40. The amendment includes the assumption that the investment properties valued at fair value are realized upon their sale and therefore the temporary differences originated thereby have to be calculated using the tax rate applicable for the sale transactions. Its early adoption is allowed.

IFRS 7 “Financial Instruments: Disclosures”

Issued in October 2010, it increases the disclosure requirements for the transactions that imply transfers of financial assets.

19

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

IAS 28 “Investments in Associates and Joint Ventures”

Issued in May 2011, it sets the standard for the accounting treatment of the investments through the application of the equity method. Its early adoption is allowed jointly with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

The Company's management estimates that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

20

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency

(a)	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “USD”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-	Equity accounts are stated at the historical exchange rate prevailing at acquisition date (or at the average exchange rate for the period in which it was generated both for the case of retained earnings and for contributions made), as applicable.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within other comprehensive income.

(b)	Basis of conversion

Domestic subsidiaries

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of December 31, 2011, and December 31, 2010, have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$519.20 per US$1.00 as of December 31, 2011, and Ch$468.01 per US$1.00 as of December 31, 2010.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of December 31, 2011 amounted to Ch$22,294.03 (US$42.94), and as of December 31, 2010 amounted to Ch$21,455.55 (US$45.84).

21

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency, (continued)

(b)	Basis of conversion, continued

Foreign subsidiaries

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	12.31.2011	12.31.2010
	US$	US$

Brazilian Real	1.88	1.66
New Peruvian Sol	2.77	2.81
Argentinean Peso	4.30	3.98
Japanese Yen	77.74	81.49
Euro	0.77	0.75
Mexican Peso	13.98	12.38
Australian Dollar	1.03	1.01
Pound Sterling	0.64	0.64
South African Rand	8.10	6.63
Ecuadorian Dollar	1.00	1.00
Chilean Peso	519.20	468.01
UF	42.94	45.84

(c)	Transactions and balances

Non-monetary transaction balances denominated in a currency other than the functional currency (U.S. dollar) are translated using the exchange rate in force for the functional currency at the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate of the functional currency prevailing at the closing date of the consolidated classified statement of financial position. All differences are taken to the statement of income with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income upon the disposal of the investment, at which time they are recognized in the statement of income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

22

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency, continued

(d)	Group entities

The profit or loss, assets and liabilities of all those entities with a functional currency other than the presentation currency are translated to the presentation currency as follows:

-	Assets and liabilities are translated at the closing date exchange rate as of the date of the consolidated statement of financial position.
-	Revenue and expenses in each profit or loss account are translated at average exchange rates for the year.
-	All resulting foreign currency exchange differences are recognized as a component separate from other comprehensive income (the foreign currency translation difference reserve).

2.4	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all those entities over which the Company has control to lead the financial and operating policies, which, in general, is accompanied by an interest of greater than half the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Company and are excluded from consolidation on the date that this control ceases to exist.

23

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

In order to recognize the acquisition of a subsidiary, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value as of the acquisition date. For each business combination, the acquirer measures the non-controlling interests in the acquiree at fair value.

Companies included in consolidation:

				Ownership interest
		Country of	Functional			12.31.2011	12.31.2010
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De Mexico S.A. De C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Venezuela S.A.	Venezuela	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A. (**)	Spain	US$	0.0000	100.0000	100.0000	66.6750
Foreign	Iodine Minera B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

24

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Companies included in consolidation

				Ownership interest
		Country of	Functional			12.31.2011	12.31.2010
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9974	0.0000	99.9974	99.9974
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria S.A.	Chile	US$	99.0000	1.0000	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (*)	Chile	Chilean peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A. (***)	Chile	Chilean peso	0.0000	60,6377	60,6377	0.0000

(*) Comercial Agrorama Ltda. was consolidated given that the Company has control through subsidiary Soquimich Comercial S.A.

(**) As of December 31, 2010 the interest in Fertilizantes Naturales S.A. was of 66,67%. On December 14, 2011, Fertilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

(***) This subsidiary was incorporated on April 7, 2011.

Subsidiaries are consolidated by including in the consolidated financial statements all of their assets, liabilities, revenues, expenses and cash flows upon making the respective adjustments and eliminations of intragroup operations.

The results from subsidiary companies acquired or disposed of during the year are included in consolidated statement of income accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

25

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4 Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Non-controlling interests represent the portion of subsidiary net assets and operating results not owned by the parent company.

.

2.5	Significant accounting judgments, estimates and assumptions

The information contained in these consolidated financial statements is the responsibility of the Company’s management, who expressly indicate that they have applied all the principles and criteria included in IFRS, issued by the IASB.

In the accompanying consolidated financial statements, judgments and estimates have been made by management to quantify certain assets, liabilities, revenues, expenses and commitments recorded and or disclosed therein. Basically, these estimates include, but are not limited to, the following:

-	The useful lives of tangible and intangible assets and their residual values.
-	Impairment evaluations and resulting losses, if any.
-	Assumptions used for the actuarial calculation of employee benefits.
-	Provisions and contingent liabilities.
-	Inventory provisions based on technical studies which cover the different variables affecting products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventory.
-	Future costs for the closure of mining facilities.
-	The determination of the fair value of certain financial and non-financial assets and derivative instruments.
-	The determination and allocation of fair values in business combinations.

Although these estimates have been made considering information available as of the date of preparation of these consolidated financial statements, it is possible that events that may occur in the future could make their modification necessary in future years. Changes would be recorded prospectively, recognizing the effects of the change in estimates in the respective future consolidated financial statements.

2.6	Financial information by operating segment

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

26

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.6	Financial information by operating segment (continued)

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

The Company has not been able to allocate all assets and liabilities to each operating segment because the same productive plants and process are often related to more than one operating segment. Such assets and liabilities are classified as non-allocated in Note 26.

2.7	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

27

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.7	Property, plant and equipment (continued)

2.	The present value of future costs that the Company will have to experience related to the closure of its facilities are included in the asset's cost.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

Property, plant and equipment, net in the case of their residual values are depreciated using thee straight-line method over its estimated useful lives. When portions of a property, plant and equipment item have different useful lives, these portions are recorded as separate items. The useful life is reviewed annually, and revised if necessary.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property. plant and equipment	Life	Life

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixed installations and accessories	3	35
Motor vehicles	5	10
Other property. plant and equipment	2	30

28

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.7	Property, plant and equipment (continued)

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company obtains property rights and mining concessions from the Chilean State Government. Property rights are usually obtained without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related annual license fees. Such license fees, which are paid annually, are recorded as prepaid expenses and amortized over the following twelve month period. Amounts attributable to mining concessions acquired from other Governments or third parties, which are not from the Chilean State, are recorded at their acquisition cost in property, plant and equipment, and depreciated over their contractual lives.

2.8	Investment properties

The Company recognizes as investment properties the net values of land, buildings and other properties held which it intends to commercialize under lease agreements, or to obtain proceeds from their sale as a result of those increases generated in the future in the respective market prices. These assets are not used in the activities and are not destined for the Company’s own use.

Investment properties are initially stated at acquisition cost, which includes the acquisition price or production cost plus directly assignable expenses. Subsequently, investment properties are stated at their acquisition cost less accumulated depreciation, and the possible accrued provisions for value impairment.

2.9	Inventory

The Company states inventory at the lower of cost or net realizable value. Cost includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventory to their current location and conditions. The method used to determine the cost of inventory is weighted average cost method.

The net realizable value of inventory represents the estimate of the sales price less estimated finishing costs and costs that will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

29

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.9	Inventory (continued)

The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value. The Company conducts an evaluation of the net realizable value of inventory at the end of each year, recording an estimate with a charge to expense when inventories are overstated. When the circumstances that previously gave rise to the write-down cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances (or prices of primary raw materials), the estimate made previously is modified.

Provisions on the Company's inventory have been made based on a technical study which covers the different variables affecting products in stock (density, humidity, among others.)

2.10	Trade and other accounts receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market. These arise from sales operations involving the products and/or services that the Company commercializes directly to its customers.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less an accrual for impairment loss. When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade accounts receivable when there is objective evidence that the Company will not be able to collect all the amounts owed to it according to the original terms of accounts receivable.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

30

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.11	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity -related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

31

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.12	Investments recognized using the equity method

Interests in companies in which control is exercised together with another company (joint ventures) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the consolidated classified statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate. The associated goodwill is included at the carrying value of the investee, and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated companies’ results for the reporting period.

Unrealized profit on transactions with associates and subsidiaries are eliminated in consolidation of the ownership percentage that the Company has on these entities.

Unrealized losses are also eliminated unless the transaction provided evidence of loss from impairment of the assets transferred.

Changes in equity of the associates are recognized proportionally with a debit or credit to “Other reserves” and classified according to their origin.

The associated companies and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued, suspending the recognition of proportional income.

If the resulting amount according to the equity method is negative, the Company’s equity interest is reduced to zero in the consolidated classified statement of financial position unless the Company has a contractual commitment to resolve the equity position. In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded by reducing the equity value and proportional profit or loss recognized in conformity with their interest, and are included in the consolidated statement of income under the caption “Equity in income (losses) of associates and joint ventures accounted for using the equity method”.

32

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.13	Income Tax

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies. Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated classified statement of financial position, considering the origin of the gains or losses which have generated them.

As of the date of these consolidated financial statements, the carrying value of deferred tax assets has been reviewed and reduced to the extent their will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized are were evaluated and not recognized as it was not more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

2.14	Earnings per share

The basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

33

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles, continued

2.15	Non-financial asset value impairment

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses are recognized as expense, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there is impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

As of December 30, 2011, and December 31, 2010, the Company is not aware of any indicators of impairment with respect to its depreciated assets.

34

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.16	Financial assets

  The Company classifies its financial assets under the following categories: at fair value through profit or loss, loans and accounts receivable, financial assets held-to-maturity and financial assets available-for-sale. The classification depends on the purpose for which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of assets is deemed to be impaired if and only if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flow of the financial asset or the group of financial assets that can be reliably estimated.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedge accounts. Assets under this category are classified as current assets and variations generated in fair value are directly recognized in profit or loss.

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed payments or payments that can be determined and are not quoted in any active market. These are included in current assets, except for those with expiration dates exceeding 12 months from the closing date, which are classified as non-current assets. Loans and accounts receivable are included under the caption “Trade and other accounts receivable” in the consolidated classified statement of financial position and are stated at amortized cost. The subsequent measurement at amortized cost is calculated using the effective interest rate method less impairment.

(c)	Financial assets held-to-maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed payments or payments that can be determined and fixed expiration dates which management has the positive intention and ability of holding to maturity. If a significant amount of financial assets held to maturity were to be sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

(d)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments that have been designated in this category or are not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment in the 12 months following the closing date. These assets are stated at fair value, recognizing in other comprehensive income those variations in fair value.

35

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.17	Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade accounts payable, interest-bearing loans or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at the time of initial recognition.

Financial debt obligations are recorded at nominal value and as non-current when maturity is over twelve months and as current when maturity is less than twelve months. Interest expenses are recorded the year in which they are accrued under a financial approach.

In accordance with IAS 32 and 39, debt-related expenses are accounted for in the accompanying consolidated classified statements of financial position, deducting the associated debt and are imputed to the results of the year within the life of the debt using the effective interest rate method.

Financial liabilities are derecognized when the obligation is repaid, settled or it expires.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value when these are held for trading or designated in their initial recognition at fair value through profit or loss. This category includes derivative instruments not designated for hedge accounting.

(b)	Trade accounts payable

Trade accounts payable to suppliers are subsequently stated at their amortized cost using the effective interest rate method.

(c)	Interest-bearing loans

Loans are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

2.18	The environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment.

36

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.19	Minimum dividend

According to the Corporations Act, a publicly traded corporation must pay dividends according to the policy dediced in the General Shareholders' Meeting of each year, with a minimum of 30% of the net income of the year if the corporation does not have retained losses from prior years, unless it is otherwise decided with the unanimous vote of the issued and subscribed shares.

2.20	Consolidated statement of cash flows

Cash equivalents relate to short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to low risk of change in value, and that expire in less than three months. This classification also applies to mutual funds classified as cash equivalents.

The statement of cash flows includes cash movements performed during the year, determined using the indirect method.

2.21	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts. In the case of the United States employees, certain obligations are in accordance with the related pension plan, valid until the year 2002.

These obligations are valued using actuarial calculations, which consider such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

37

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.21	Obligations related to employee termination benefits and pension commitments (continued)

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in consolidated statement of income.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended December 31, 2011 and December 31, 2010.

The Company’s affiliate SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate. The net balance of this obligation is presented in the category called non-current accruals for employee benefits.

2.22	Financial derivatives and hedge transactions

Derivatives are recognized initially at fair value as of the date in which the derivatives contract is signed and subsequently they are valued at fair value at each period end. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 8.3. Movements in the cash flow hedge reserve (other comprehensive income) are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

38

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.22	Financial derivatives and hedge transactions (continued)

Financial derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to income, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects income for the year, as when the hedged interest income or expense is recognized when a forecasted sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in other comprehensive income are transferred to income. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in equity are maintained in shareholders’ equity until the expected firm transaction or commitment occurs.

39

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.23	Leases

(a)	Leases - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lesser value of its useful life or the life of the agreement.

(b)	Lease - Operating lease

Leases in which the lessor maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lessor) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

2.24	Prospecting expenses

Those prospecting expenses associated with mineral reserves being exploited are included under Inventory and amortized according to the estimated mineral content reserves. Prospecting expenses associated with future mineral reserves are presented under other non-financial assets as and when minerals included in the future reserve have caliche ore-grade, which makes the mining property economically commercializable.

Those expenses incurred on mining properties in which the product has a low caliche ore-grade that is not economically commercializable, are directly charged to income.

2.25	Other provisions accrued expenses

Provisions are recognized when:

*	The Company has a present obligation as the result of a past event.
*	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.
*	A reliable estimate can be made of the amount of the obligation.

40

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.25	Other provisions accrued expenses (continued)

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining accruals to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

2.26	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 “Share-based payments”. Variations in the fair value of options granted are recognized with a charge to wages on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note N°16).

41

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.27 Goods and service insurance expenses

Payments for the different insurance policies which the Company contracts are recognized in expenses considering the proportional amount related to the time that they cover, regardless of payment terms. Amounts paid and not consumed are recognized as prepaid expenses within current assets.

Costs of claims are recognized in profit or loss immediately after they become known, net of recoverable amounts from insurance companies. Recoverable amounts are recorded as a reimbursable asset from the insurance company under “Trade and other accounts receivable", calculated as established in the respective insurance policies.

2.28	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines and development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in intangible assets, which is subject to value impairment tests annually and is stated at cost plus accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash generating units with the purpose of testing impairment losses. It is allocated based on cash generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

(b)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent rights granted on a perpetual basis to the Company, these are not amortized. However, they are subject to an impairment assessment on an annual basis.

(c)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

42

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.28	Intangible assets (continued)

(d)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

No impairment of intangible assets exists as of December 31, 2011 and December 31, 2010.

2.29	Research and development expenses

Research and development expenses are expensed in the period in which the disbursement is made, with the exception of property, plant and equipment acquired for use in research and development, which are recognized in the accounting under the respective item within property, plant and equipment.

2.30	Classification of balances as current and non-current

In the attached statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the anticipated recovery date.

43

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies

3.1	Risk management policy

The Risk Management Policy of the company is oriented towards safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and Subsidiaries in relation to all such relevant financial uncertainty components.

The operations of the Company are subject to certain risk factors that may affect the financial position or results of the same. Among these risks, the most relevant are market risk, liquidity risk, foreign exchange rate risk, bad debt risk, and interest rate risk.

There may be additional risks that might also affect the commercial operations, the business, the financial position or the results of the Company, but at this time they are not significant.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. The Management, in particular the Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to cover a significant portion of these risks.

44

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies (continued)

3.2 Risk factors

3.2.1 Market risk

Market risks are those uncertainties associated with fluctuations of market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk

The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose SQM to risks related to economic conditions and trends in those countries. On the other hand, inventories may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk

The prices of the products of the Company are affected by the fluctuations of international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial condition and operational results.

c)	Commodities price risk

The Company is exposed to changes in the prices of raw materials and energy which may have an impact on its production costs, thus giving rise to instability in the results.

At present, the Company has a direct annual expense close to US$110 million on account of petrol, gas and equivalents and close to US$ 50 million on account of electricity. Variations of 10% in the prices of energy the Company requires to operate, may involve in the short term movements in costs amounting to US$16.5 million.

3.2.2 Doubtful accounts risk

A contraction of the global economy and the potentially negative effects in the financial position of our clients may extend the accounts receivable collection time for SQM, increasing the bad debt exposure. While measures have been taken in order to minimize risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

As a way to mitigate these risks, SQM actively controls debt collection and uses measures such as, loan insurance, letters of credit, and prepayments with regard to some accounts receivable.

45

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies (continued)

3.2 Risk factors (continued)

3.2.3 Foreign exchange risk

As a result of the influence in the price determination, of its relationship with sales costs and since a significant part of the business of the Company is carried out in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose the same to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, SQM has hedge contracts to ensure its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically up-dated depending upon the mismatch amount to be covered in these currencies.

A significant portion of the costs of the Company, particularly wages, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate against the dollar would affect the net income of MCS. Approximately US$ 400 million cost of the Company are related to the Chilean peso. The effect of such obligations in the balance is covered by operations of derivative instruments that hedge the mismatch of balance in this currency.

At December 31, 2010, the Company had derivative instruments classified as hedging currency and interest rate associated with all the obligations denominated bonds both in Chilean pesos and UF, with a fair value of $ 97,5 million. At December 31, 2011, this value amounts to US$ 56.1 million, both for SQM.

On December 31, 2011, the Chilean peso to US dollar parity was of Ch$ 519.20 for US$ 1, and at December 31, 2010 it was of Ch$ 468.01 for US$ 1.

3.2.4 Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

46

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies (continued)

3.2 Risk factors (continued)

3.2.4 Interest rate risk (continued)

As of December 31, 2011, approximately 28% of the Company’s financial obligations included current portion valued at LIBOR, therefore significant increases in the rate may impact its financial position. A 100 point variation on this rate may trigger variations in the financial expenses close to US$ 3.7 million. Notwithstanding, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, as of December 31, 2011, the Company's financial debt is mainly in the long-term, with 11% with maturities under 12 months which decreases the exposure to changes in the interest rates.

3.2.5 Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by comfortably balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst other.

The company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long term and may affect SQM’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and operational results of the Company.

SQM constantly monitors that its obligations and investments match, taking care as part of its financial risk management strategy of the obligations and investments maturities from a conservative perspective. As of December 31, 2011, the Company had non-committed and available bank credit lines for a total of US$ 611 million, in addition to committed bank lines for US$ 40 million, available in case additional resources are needed.

The position in other cash and cash equivalents so generated by the Company is invested in highly liquid mutual funds which have an AAA risk rating.

3.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of risk strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

47

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 4 - Changes in accounting estimates and policies (Uniformity)

4.1 Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

4.2 Changes in accounting policies

As of December 31, 2011, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period or the transaction date.

The consolidated classified statements of financial position as of December 31, 2011 and as of December 31,2010 and the statements of income, comprehensive income, equity and cash flows for the periods ended December 31, 2011 and December 31, 2010, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

48

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 5 - Cash and cash equivalents

5.1	Types of cash and cash equivalents

As of December 31, 2011 and December 31, 2010, cash and cash equivalents are detailed as follows:

Cash and cash equivalents	12.31.2011 ThUS$	12.31.2010 ThUS$

Cash on hand	73	83
Bank balances	37,950	24,267
Short-term time deposits	263,396	375,057
Other cash and cash equivalents	143,573	125,245
Cash and cash equivalents	444,992	524,652

5.2	Other cash and cash equivalents

As of December 31, 2011, and December 31, 2010, other cash and cash equivalents relate to mutual fund units for investments made in:

Institution	12.31.2011 ThUS$	12.31.2010 ThUS$
Legg Mason Western Asset Institutional Liquid Reserves	47,162	52,576
BlackRock Institutional cash series Plc	48,025	36,712
JP Morgan US dollar Liquidity Fund Institutional	48,386	35,957
Total	143,573	125,245

These other cash equivalents are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

49

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 5 - Cash and cash equivalents (continued)

5.3	Information on cash and cash equivalents by currency

Cash and cash equivalents are classified by currency as follows:

Original currency	12.31.2011 ThUS$	12.31.2010 ThUS$
Chilean Peso	123,265	331,011
US Dollar	297,257	176,703
Euro	16,343	6,784
Mexican Peso	29	102
South African Rand	5,450	8,776
Japanese Yen	2,292	1,192
Peruvian Sol	16	13
Brazilian Real	21	21
Chinese Yuan	300	40
Indonesian rupee	5	5
Pound sterling	14	5
Totals	444,992	524,652

5.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2011 and December 31, 2010, the Company has no significant cash balances with any type of restriction.

50

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 5 - Cash and Cash Equivalents (continued)

5.5 Detail of time deposits

Cash and cash equivalents in time deposits at each year-end are detailed as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS	12.31.2011 ThUS$	12.31.2010 ThUS$

Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.51	11/09/2011	02/07/2012	9,591	86	9,677	26,401
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.51	11/09/2011	02/07/2012	9,591	85	9,676	4,168
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.60	12/22/2011	02/09/2012	25,164	45	25,209	6,738
Banco Crédito e Inversiones	Fixed term	US Dollar	1.60	12/20/2011	01/04/2012	20,000	10	20,010	10,574
Banco Crédito e Inversiones	Fixed term	US Dollar	1.20	10/21/2011	01/19/2012	20,482	49	20,531	10,150
Banco Crédito e Inversiones	Fixed term	US Dollar	2.00	12/21/2011	01/12/2012	20,000	11	20,011	10,355
Banco Crédito e Inversiones	Fixed term	US Dollar	2.50	12/21/2011	01/26/2012	20,000	14	20,014	-
Banco de Chile	-	-	-	-	-	-	-	-	20,781
Banco de Chile	-	-	-	-	-	-	-	-	16,056
Banco de Chile	-	-	-	-	-	-	-	-	15,832
Banco de Chile	-	-	-	-	-	-	-	-	20,962
Banco de Chile	-	-	-	-	-	-	-	-	7,271
Banco de Chile	-	-	-	-	-	-	-	-	20,306
Banco de Chile	-	-	-	-	-	-	-	-	1,667
Banco Estado	-	-	-	-	-	-	-	-	17,001
Banco Santander-Santiago	Fixed term	Chilean pesos	0.52	12/29/2011	02/23/2012	12,089	4	12,093	10,499
Banco Santander-Santiago	Fixed term	Chilean pesos	0.55	12/28/2011	03/08/2012	20,099	11	20,110	15,528
Banco Santander-Santiago	Fixed term	Chilean pesos	0.55	12/28/2011	03/15/2012	20,099	11	20,110	20,897
Banco Santander-Santiago	Fixed term	Chilean pesos	0.55	12/28/2011	03/22/2012	20,099	11	20,110	31,752
Banco Santander-Santiago	-	-	-	-	-	-	-	-	6,251
Banco Santander-Santiago	-	-	-	-	-	-	-	-	3,200
Banco Santander-Santiago	-	-	-	-	-	-	-	-	20,009
Banco Security	-	-	-	-	-	-	-	-	16,014
Banco Security	-	-	-	-	-	-	-	-	7,017
Citibank New - York	Overnight	US Dollar	0.01	12/30/2011	01/03/2012	115	-	115	557

51

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 5 - Cash and Cash Equivalents (continued)

5.5 Detail of time deposits (continued)

Cash and cash equivalents in time deposits at each year-end are detailed as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12.31.2011 ThUS$	12.31.2010 ThUS$
Citibank New - York	Overnight	US Dollar	0.01	12/30/2011	01/03/2012	1,586	-	1,586	-
Santander	Fixed term	US Dollar	0.01	12/31/2011	01/03/2012	3,001	-	3,001	-
Corpbanca	Fixed term	US Dollar	1.30	10/18/2011	01/11/2012	16,000	43	16,043	15,556
Corpbanca	Fixed term	US Dollar	2.60	12/20/2011	01/19/2012	20,000	16	20,016	5,786
Corpbanca	Fixed term	US Dollar	2.75	12/21/2011	01/25/2012	10,024	8	10,032	4,060
Corpbanca	Fixed term	US Dollar	2.75	12/21/2011	01/25/2012	10,000	8	10,008	8,786
IDBI Bank	Fixed term	Rupia Hindú	-	12/31/2011	01/31/2012	2	-	2	3
Scotiabank Sud Americano	-	-	-	-	-	-	-	-	20,880
Banco BBVA Chile	Fixed term	Chilean pesos	0.60	12/22/2011	02/16/2012	5,033	9	5,042	-
Total								263,396	375,057

52

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 6 - Inventory

The composition of inventory is detailed as follows:

Type of inventory	12.31.2011 ThUS$	12.31.2010 ThUS$

Raw materials	10,111	7,120
Supplies for production	31,602	21,398
Products-in-progress	355,894	291,536
Finished products	346,795	285,047
Total	744,402	605,101

Inventory reserves recognized as of December 31, 2011 amount to ThUS$58,220, as of December 31, 2010 amounted to ThUS$63,597. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others.) Additionally, reserves have been recognized for lower prices on the sale of products and inventory difference.

As of December 31, 2011 the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,016,119 and as of December 31, 2010 to ThUS$902,961.

The breakdowns of inventory reserves are detailed as follows:

Type of Inventory	12.31.2011 ThUS$	12.31.2010 ThUS$

Raw materials reserves	593	593
Supplies for production reserves	500	500
Products-in-progress reserves	33,811	43,115
Finished products reserves	23,316	19,389
Total	58,220	63,597

The Company has not delivered inventory as collateral for the periods indicated above.

Note 7 - Related Party Disclosures

7.1	Related party disclosures

Balances pending at each period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other accounts receivable from related parties or trade and other accounts payable to related parties. For the period ended December 31, 2011, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

53

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.2	Relationships between the parent company and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Global Mining Investments (Chile) S.A., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 31.97% of the current total amount of shares issued, subscribed and paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares of SQM S.A. issued, subscribed and paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the pertinent stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have subscribed an Agreement of Joint Action (AAC as per its acronym in Spanish) with regards to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting rights capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting rights capital of SQM S.A.

Likewise, the Agreement of Joint Action has not transformed the Pampa Group and the Kowa Group into related companies. The agreement of Joint Action has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Taxpayer ID	Company name	Ownership percentage
		%
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	21.66
96.863.960-9	Global Mining Investments (Chile) S.A.	3.34
76.165.311-5	Potasios de Chile S.A.	6.97
Total Pampa Group		31.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

7.3	Intermediate parent company and companies controlled by SQM S.A. that publicly issue financial statements

The only intermediate parent company that prepares public financial statements is Soquimich Comercial S.A.

54

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.4	Detailed identification of the link between the parent company and the subsidiary as of December 31, 2011 and December 31, 2010

	Interest percentage in subsidiary 12.31.2011 and 12.31.2010
Subsidiary	Direct %	Indirect %	Total %
Comercial Hydro S.A.	0.0000	60.6383	60.6383
SQM Potasio S.A.	99.9974	0.0000	99.9974
SQM Nitratos S.A.	99.9999	0.0001	100.0000
Ajay SQM Chile S.A.	51.0000	0.0000	51.0000
SQMC Internacional Ltda.	0.0000	60.6381	60.6381
SQM Industrial S.A.	99.0470	0.9530	100 .0000
Isapre Norte Grande Ltda.	1.0000	99.0000	100.0000
Almacenes y Depósitos Ltda.	1.0000	99.0000	100.0000
Serv. Integrales de Tránsitos y Transferencias S.A.	0.0003	99.9997	100.0000
Soquimich Comercial S.A.	0.0000	60.6383	60.6383
SQM Salar S.A.	18.1800	81.8200	100.0000
Minera Nueva Victoria S.A.	99.0000	1.0000	100.0000
Proinsa Ltda.	0.0000	60.5800	60.5800
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	0.0000	100.0000	100.0000
Exploraciones Mineras S.A.	0.2691	99.7309	100.0000
Comercial Agrorama Ltda.	0.0000	42.4468	42.4468
Agrorama S.A. (*)	0.0000	60.6377	60.6377
Nitratos Naturais Do Chile Ltda.	0.0000	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	0.0000	100.0000	100.0000
SQM North America Corporation.	40.0000	60.0000	100.0000
SQM Europe N.V.	0.8600	99.1400	100.0000
Soquimich SRL Argentina	0.0000	100.0000	100.0000
Soquimich European Holding B.V.	0.0000	100.0000	100.0000
SQM Corporation N.V.	0.0002	99.9998	100.0000

(*) This subsidiary was constituted on April 07, 2011.

55

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.4	Detailed identification of the link between the parent company and the subsidiary as of December 31, 2011 and December 31, 2010 (continued)

	Interest percentage in subsidiary 12.31.2011 and 12.31.2010
Subsidiary	Direct %	Indirect %	Total %
SQI Corporation N.V.	0.0159	99.9841	100.0000
SQM Comercial de México S.A. de C.V.	0.0013	99.9987	100.0000
North American Trading Co.	0.0000	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	0.0000	100.0000	100.0000
SQM Perú S.A.	0.9800	99.0200	100.0000
SQM Ecuador S.A.	0.0040	99.9960	100.0000
SQM Nitratos México S.A.	0.0000	51.0000	51.0000
SQMC Holding Corporation L.L.P.	0.1000	99.9000	100.0000
SQM Investment Corporation N.V.	1.0000	99.0000	100.0000
SQM Brasil Limitada.	2.7900	97.2100	100.0000
SQM France S.A.	0.0000	100.0000	100.0000
SQM Japan Co Ltd.	1.0000	99.0000	100.0000
Royal Seed Trading A.V.V.	1.6700	98.3300	100.0000
SQM Oceania Pty Limited.	0.0000	100.0000	100.0000
Rs Agro Chemical Trading A.V.V.	98.3333	1.6667	100.0000
SQM Indonesia S.A.	0.0000	80.0000	80 .0000
SQM Virginia L.L.C.	0.0000	100.0000	100.0000
SQM Venezuela S.A.	0.0000	100.0000	100.0000
SQM Italia SRL	0.0000	100.0000	100.0000
Comercial Caiman Internacional S.A.	0.0000	100.0000	100.0000
SQM Africa Pty.Ltd.	0.0000	100.0000	100.0000
SQM Lithium Specialties LLP.	0.0000	100.0000	100.0000
SQM Iberian S.A..(**)	0.0000	100.0000	100.0000
Iodine Minera B.V.	0.0000	100.0000	100.0000
SQM Agro India Pvt. Ltd.	0.0000	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	0.0000	100.0000	100.0000

(**) As of December 31, 2010 the interest held in Fertilizantes Naturales S.A. was of 66.67%, on December 14, 2011, Fertilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

7.5	Detail of related parties and transactions with related parties

Transactions between the parent company and its subsidiaries are part of the Company's common transactions. In addition, these have been eliminated in consolidation and are not detailed in this note.

56

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.5	Detail of related parties and transactions with related parties (continued)

Taxpayer ID	Company	Relationship	Original country	Transaction	12.31.2011 ThUS$	12.31.2010 ThUS$

Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Product Sales	26,748	12,460
Foreign	Ajay Europe S.A.R.L.	Associate	France	Product Sales	27,743	22,150
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	-	628
Foreign	Ajay North America LLC.	Associate	United States	Product Sales	47,501	35,502
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Product Sales	8,234	12,384
Foreign	Kowa Company Ltd.	Jointly-controlled entity	Japan	Product Sales	138,818	94,611
Foreign	NU3 B.V.	Associate	The Netherlands	Product Sales	15,708	12,921
Foreign	NU3 B.V.	Associate	The Netherlands	Services Sales	-	102
Foreign	NU3 N.V.	Associate	Belgium	Product Sales	9,993	12,590
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Product Sales	7,355	1,613
Foreign	SQM Vitas Brasil	Joint venture	Brazil	Product Sales	34,514	-
Foreign	SQM Vitas Perú	Joint venture	Peru	Product Sales	13,608	-
Foreign	Misr Speciality Fertilizers	Associate	Egypt	Product Sales	-	502
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Product Sales	-	834
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Services Sales	-	353
78.062.420-5	Minera Saskatchewan Ltda. (PCS )	Other related party	Chile	Services Sales	-	423

57

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.6	Trade and other accounts receivable from related parties, current

Taxpayer ID	Company	Relationship	Country	Currency	12.31.2011 ThUS$	12.31.2010 ThUS$

77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Chilean peso	685	106
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly-controlled entity	Chile	US Dollar	8	8
79.049.778-9	Callegari Agrícola S.A.	Other related party	Chile	Chilean peso	314	6
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	3.899	-
Foreign	Nutrisi Holding N.V.	Associate	Belgium	Euro	-	1.618
Foreign	Ajay Europe S.A.R.L.	Associate	France	US Dollar	4.603	2.043
Foreign	Ajay North America LLC.	Associate	United states	US Dollar	7.387	2.666
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	US Dollar	4.587	4.517
Foreign	NU3 B.V.	Associate	The Netherlands	Euro	-	1.083
Foreign	Misr Speciality Fertilizers	Associate	Egypt	US Dollar	199	335
Foreign	Kowa Company Ltd.	Jointly-controlled entity	Japan	US Dollar	44.188	23.134
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	US Dollar	5.521	656
Foreign	Qingdao SQM-Star Corp	Joint venture	China	US Dollar	71	-
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US Dollar	27.523	-
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Peru	US Dollar	17.534	-
Foreign	SQM Vitas Southerm Africa PTY.	Joint venture	South Africa	US Dollar	597	-
Foreign	SQM Coromandel Fertilizers Ltd.	Joint venture	India	US Dollar	23	-
Total					117,139	36,172

58

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.7	Trade and other accounts payable to related parties, current

					12.31.2011	12.31.2010
Taxpayer ID	Company	Relationship	Country	Currency	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	-	73
Foreign	NU3 N.V.	Associate	Belgium	US Dollar	-	270
Foreign	SQM Vitas	Joint venture	United Arab Emirates	Dirham of the United Arab Emirates	873	2,614
Foreign	SQM Coromandel Fertilizers Limited	Joint venture	India	Rupee	-	581
Total					873	3,538

As of December 31, 2011, and December 31, 2010 there are no allowances for doubtful accounts relating to outstanding balances from transactions with related parties.

59

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.8	Board of directors and senior management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2011.

As of December 31, 2011, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046.

During the periods covered by these consolidated financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit participation. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1 Compensation for 2011

2.1.1 Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of total net for the period effectively earned by the Company during fiscal year 2011.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of total net income for the year effectively earned by the Company during fiscal year 2011.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal year ending December 31, 2011.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2011 amount to ThUS$3,030.
60

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

2)	Directors’ Compensation

2.1.2 Audit Committee

The remuneration of the Audit Committee is detailed as follows:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s total net income for the year effectively earned by the Company during fiscal year 2011.

2.2	Compensation for 2010

2.2.1 Directors’ Compensation and Committee

The remuneration of Directors is composed of:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of total net income for the period effectively earned by the Company during fiscal year 2010.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of total net income for the year effectively earned by the Company during fiscal year 2010.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal year ending December 31, 2010.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2010 amount to ThUS$ 2,869.

2.2.2 Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

61

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

2.2.2 Directors Committee (continued)

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s total net income for the year effectively earned by the Company during fiscal year 2010.

3)	No guarantees have been constituted in favor of the Directors.

4)	Senior Management remuneration

As of December 31, 2011, the global remuneration paid to the 114 main executives amounts to ThUS$ 22,509 (ThUS$ 21,809 as of December 31, 2010). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s results. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended as of December 31, 2011 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	One of the Company’s Board of Directors is member of the Ultramar Group. During the period ended December 31, 2011, the amount of operations with this Group is approximately ThUS$13,751 (ThUS$ 11,532 as of December 31, 2010).

9)	The Company currently maintains financial operations with BCI Bank (Banco de Crédito e Inversiones). A member of the Company’s Board of Directors also belongs to the Board of Directors of BCI Bank.

62

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments

Financial assets are detailed as follows:

8.1	Types of other financial assets

Types of other financial assets	12.31.2011 ThUS$	12.31.2010 ThUS$

Other current financial assets (1)	129,069	69,818
Derivative instruments (2)	14,455	1,363
Hedging assets, current	25,737	4,997
Total other current financial assets	169,261	76,178

Other non-current financial assets (3)	117	118
Hedging assets, non-current	30,371	92,556
Total other non-current financial assets	30,488	92,674

(1)  Relates to time deposits with purchased maturities greater than 90 days.

(2)  Relate to forwards and options that were not classified as hedging instruments. (See note 8.3)

(3)  Relate to guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership interest of 3%.)

63

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.1	Types of other financial assets (continued)

Other financial assets, current

Financial Institution	12.31.2011 ThUS$	12.31.2010 ThUS$
Banco Santander	13,753	-
BBVA	33,528	-
Banco de Crédito e Inversiones	17,739	36,251
Banco de Chile	44,849	10,333
Corpbanca	19,200	18,031
Banco Itau Chile	-	5,203
Total	129,069	69,818

8.2	Trade and other accounts receivable

a)	Trade and other accounts receivable, net:

Description of the type of trade and other accounts receivable, net:	12.31.2011 ThUS$	12.31.2010 ThUS$

Trade accounts receivable	387,607	350,720
Other accounts receivable	24,455	25,225

Trade and other accounts receivable current, net	412,062	375,945
Trade and other accounts receivable non-current, net	1,070	1,102
Other accounts receivable	1,070	1,102

Total	413,132	377,047

b)	Trade and other accounts receivable, gross:

Types of trade and other accounts receivable, gross	12.31.2011 ThUS$	12.31.2010 ThUS$

Trade accounts receivable	404,320	367,545
Other accounts receivable	26,415	27,282

Trade and other accounts receivable current, gross	430,735	394,827

Other accounts receivable	1,070	1,102

Total	431,805	395,929

64

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2	Trade and other accounts receivable (continued)

c)	Detail of financial assets past due

Financial assets past due are composed of the following: Trade and other accounts receivable as of December 31, 2011 and December 31, 2010.

				Balances as of 12.31.2011
Financial assets	Past due for less than three months ThUS$	Past due for Between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$

Trade and other accounts receivable	42,483	1,879	6,177	13,616	64,155
Total	42,483	1,879	6,177	13,616	64,155

				Balances as of 12.31.2010
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$

Trade and other accounts receivable	57,804	606	6,976	4,245	69,631
Total	57,804	606	6,976	4,245	69,631

65

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2 Trade and other accounts receivable (continued)

d)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts when in the Company’s management’s opinion, all collection means have been exhausted or there are certain doubts as to the recovery of trade and other accounts receivable.

Financial assets	12.31.2011 ThUS$	12.31.2010 ThUS$

Trade and other accounts receivable	(18,673)	(18,882)
Balance	(18,673)	(18,882)

Reconciliation of variations in the allowance for doubtful accounts of trade and other accounts receivable.

	12.31.2011 ThUS$	12.31.2010 ThUS$

Opening balance	18,882	17,083
Bad debt expense	3,758	2,028
Write-offs	(3,288)	(118)
Exchange difference	(679)	(111)

Total	18,673	18,882

e)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

66

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2	Trade and other accounts receivable (continued)

The policy of the Company is to request a collateral (such as letters of credit and guarantee clauses or other), and/ or to have insurance for certain accounts as the management deems suitable. Renegotiated debts are not significant and are limited to accounts receivable in Chile.

Trade receivables	12.31.2011 ThUS$	12.31.2010 ThUS$

Gross trade receivable	431,805	395,929
Overdue which are not considered to be impaired	(64,155)	(69,631)
Allowance for doubtful accounts	(18,673)	(18,882)

Receivables that are neither overdue or considered impaired in value	348,977	307,416

8.3	Assets and Liabilities Coverage

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF. As of December 31, 2011 the nominal value of flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 405,486 as of December 31, 2010 such contracts amounted to ThUS$ 410,618.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period, derivative Instruments	Hedging reserve in other comprehensive income (equity)	Deferred income tax hedging reserve in equity	Hedging reserve in other comprehensive income (equity)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2011	56,109	(39,719)	(12,184)	2,104	(10,080)

December 31, 2010	97,553	46,936	(11,093)	1,886	(9,207)

Liability Coverage	Derivate instruments (IP) ThUS$	Effect on profit or loss for the period, derivative Instruments	Hedging reserve in other comprehensive income (equity)	Deferred income tax hedging reserve in equity	Hedging reserve in other comprehensive income (equity)
		ThUS$	ThUS$		ThUS$
December 31, 2011	355	(205)	(150)	-	(150)

December 31, 2010	-	-	-	-	-

67

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.3	Assets and Liabilities Coverage (continued)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of December 31, 2011 at December 31, 2010.

Derivative contract maturities are detailed as follows:

Series	Contract Amount ThUS$	Currency	Expiration Date
C	76,972	UF	12.01.2026
G	33,673	Chilean peso	01.05.2014
H	146,360	UF	01.05.2013
I	56,041	UF	04.01.2014
J	92,440	Chilean peso	04.01.2014

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or implicit derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

68

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.3	Assets and Liabilities Coverage (continued)

(a)	Fair value hedges

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the covered item that is attributable to the risk that is covered.

The Company documents the relationship between hedge instruments and the covered entry along with the objectives of its risk management and strategy to carry out different hedge transactions. In addition, upon commencement of the period covered and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective to cover market fluctuations for which purpose we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80 to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. To date, the effectiveness tests have defined them as effective.

(b)	Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

8.4	Financial liabilities

As of December 31, 2011, and December 31, 2010, financial liabilities are detailed as follows:

Types of interest-bearing loans	12.31.2011 ThUS$	12.31.2010 ThUS$

Current interest-bearing loans

Bank loans (a)	141,436	150,958
Derivative instruments (8.6)	2,174	18,353
Current hedging liabilities	269	-
Unsecured obligations (b)	17,129	18,244
Total	161,008	187,555

Non-current interest-bearing loans

Bank loans (c)	329,150	140,000
Unsecured obligations (d)	907,877	950,188
Total	1,237,027	1,090,188

69

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

a)	Current bank loans:

As of December 31, 2011 and December 31, 2010, current bank loans are detailed as follows:

Debtor			Creditor							12.31.2011 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective rate	Nominal rate	UP to 90 days ThUS$	More than 90 days less than 1 year	Total ThUS$
											ThUS$
93.007.000-9	SQM.S.A.	Chile	97.032.000-8	Banco BBVA Chile	United States	USD	Maturity date	0.9975%	0.9975%	20,094	-	20,094
97.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	United States	USD	Maturity date	0.9465%	0.9465%	20,089	-	20,089
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.9500%	2.7189%	-	645	645
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	USD	Maturity date	1.2375%	1.2375%	-	20,114	20,114
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Maturity date	1.0293%	1.0293%	20,085	-	20,085
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Maturity date	0.7468%	0.75%	-	20,048	20,048
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	USD	Maturity date	2.69%	2.344%	-	140	140
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	United States	USD	Maturity date	1.95%	1.7445%	-	24	24
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	USD	Maturity date	1.93%	1.59%	-	207	207
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	USD	Maturity date	1.51%	1.2325%	-	137	137
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Maturity date	1.58%	1.58%	-	20,057	20,057
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Maturity date	1.14%	0.70%	-	20,051	20,051
Total										60,268	81,423	141,691
Borrowing costs										-	(255)	(255)
Total										60,268	81,168	141,436

70

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Debtor			Creditor							12.31.2010 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective Rate	Nominal Rate	Up to 90 days ThUS$	More than 90 days less than 1 year	Total ThUS$
											ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	20,214	-	20,214
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	10,104	-	10,104
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.55%	2.55%	-	625	625
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.64%	0.64%	20,030	-	20,030
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.26%	0.26%	20,000	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Maturity date	1.00%	0.80%	-	80,055	80,055
Total										70,348	80,680	151,028
Borrowing costs										-	(70)	(70)
Total										70,348	80,610	150,958

71

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

b)	Unsecured obligations, current:

Bonds

Debtor										Periodicity		12.31.2011 Current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current value	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign	184	Single	-	US$	6.75%	6.13%	Bi-annually	At maturity	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	Foreign	184	Single	-	US$	5.94%	5.50%	Bi-annually	At maturity	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.59%	4.00%	Bi-annually	Bi-annually	-	6,754	6,754
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	7.10%	7.00%	Bi-annually	At maturity	1,354	-	1,354
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.01%	4.90%	Bi-annually	Bi-annually	4,045	-	4.045
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	6.22%	3.00%	Bi-annually	At maturity	-	477	477
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	5.81%	5.50%	Bi-annually	At maturity	-	1,351	1,351
				Total								5,399	13,826	19,225
				Bond issue cost								(276)	(1.820)	(2,096)
				Total								5,123	12,006	17,129

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows expected in Cross Currency Swap Agreements.

72

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Debtor										Periodicity		12.31.2010 Current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current value	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.69%	6.13%	Bi-annually	At maturity	-	2,591	2,591
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	5.93%	5.50%	Bi-annually	At maturity	-	2,682	2,682
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.56%	4.00%	Bi-annually	Bi-annually	-	7,237	7,237
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.29%	4.90%	Bi-annually	Bi-annually	4,319	-	4,319
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	7.53%	7.00%	Bi-annually	At maturity	1,502	-	1,502
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.36%	3.00%	Bi-annually	At maturity	-	512	512
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	6.64%	5.50%	Bi-annually	At maturity	-	1,508	1,508
				Total								5,821	14,530	20,351
				Bond issue cost								(270)	(1,837)	(2,107)
				Total								5,551	12,693	18,244

73

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

c)	Types of non-current interest-bearing loans

Non-current interest-bearing loans as of December 31, 2011 and December 31, 2010 are detailed as follows:

Non-current interest-bearing bank loans

Debtor			Creditor							12.31.2011 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.95%	2.72%	140,000	-	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Caimán) Ltd.	Cayman Islands	USD	At maturity	1.93%	1.59%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	USD	At maturity	2.69%	2.34%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development	Cayman Islands	USD	At maturity	1.95%	1.74%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	USD	At maturity	1.51%	1.23%	-	50,000	-	50,000
Total										190,000	140,000	-	330,000
Borrowing costs										(104)	(746)	-	(850)
Total										189,896	139,254	-	329,150

Debtor			Creditor							12.31.2010 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.55%	2.55%	-	140,000	-	140,000
Total										-	140,000	-	140,000
Borrowing costs										-	-	-	-
Total										-	140,000	-	140,000

74

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2011 and December 31, 2010 is detailed as follows:

Debtor										Periodicity		12.31.2011 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Serie	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	200,000,000	US$	6.75%	6.13%	Bi-annually	At maturity	-	200,000	-	200,000
93.007.000-9	SQM S.A.	Chile	Foreign		Single	250,000,000	US$	5.94%	5.50%	Bi-annually	At maturity	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2,100,000	UF	6.59%	4.00%	Bi-annually	Bi-annually	12,881	12,881	64,408	90,170
93.007.000-9	SQM S.A	Chile	Chile	564	H	4,000,000	UF	6.01%	4.90%	Bi-annually	Bi-annually	-	-	171,753	171,753
93.007.000-9	SQM S.A	Chile	Chile	563	G	21,000,000,000	Ch$	7.10%	7.00%	Bi-annually	At maturity	40,446	-	-	40,446
93.007.000-9	SQM S.A	Chile	Chile	563	I	1,500,000	UF	6.22%	3.00%	Bi-annually	At maturity	64,408	-	-	64,408
93.007.000-9	SQM S.A	Chile	Chile	563	J	52,000,000,000	Ch$	5.81%	5.50%	Bi-annually	At maturity	100,152	-	-	100,152
				Total								217,887	212.881	486.161	916,929
				Bond issue costs								(1,263)	(951)	(6,838)	(9,052)
				Total								216,624	211,930	479,323	907,877

Debtor										Periodicity		12.31.2010 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Serie	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93,007,000-9	SQM S,A	Chile	Foreign		single	200,000,000	US$	6.69%	6.13%	Bi-annually	At maturity	-	-	200,000	200,000
93,007,000-9	SQM S,A,	Chile	Foreign		single	250,000,000	US$	5.93%	5.50%	Bi-annually	At maturity	-	-	250,000	250,000
93,007,000-9	SQM S,A	Chile	Chile	446	C	2,325,000	UF	6.56%	4.00%	Bi-annually	Bi-annually	13,755	13,755	75,654	103,164
93,007,000-9	SQM S,A	Chile	Chile	564	H	4,000,000	UF	6.29%	4.90%	Bi-annually	Bi-annually	-	-	183,402	183,402
93,007,000-9	SQM S,A	Chile	Chile	563	G	21,000,000,000	Ch$	7.53%	7.00%	Bi-annually	At maturity	-	44,877	-	44,877
93,007,000-9	SQM S,A	Chile	Chile	563	I	1,500,000	UF	5.36%	3.00%	Bi-annually	At maturity	-	68,776	-	68,776
93,007,000-9	SQM S,A	Chile	Chile	563	J	52,000,000,000	Ch$	6.64%	5.50%	Bi-annually	At maturity		111,124	-	111,124
				Total								13,755	238,532	709,056	961,343
				Bond issue costs								(682)	(2,670)	(7,803)	(11,155)
				Total								13,073	235,862	701,253	950,188

75

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

e)	Additional Information

Bonds

As of December 31, 2011 and December 31, 2010, ThUS$17,129, ThUS$18,244, respectively are presented at short-term related to principal, current portion plus interest accrued at that date, not including borrowing costs and bonds issuance costs , In the long-term, non-current, the Company presented ThUS$907,877 as of December 31, 2011, ThUS$950,188 as of December 31, 2010 related to principal installments of Series C bonds, unique Series bonds, Series G bonds, Series H bonds, Series J bonds, Series I bonds and single series second issuance bonds.

As of December 31, 2011 and December 31, 2010 the details of each issuance are as follows:

Series “C” bonds

On January 25, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4,00%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series C bonds.

Payments made	12.31.2011	12.31.2010
	ThUS$	ThUS$
Principal	6,678	6,298
Interest	4,169	4,175

Single Series bonds

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6,125% under "Rule 144 and regulation S of the U,S, Securities Act of 1933."

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Single Series bonds.

	12.31.2011 ThUS$	12.31.02010 ThUS$
Interest payments	12,250	12,250

76

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market, Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4,9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series G and H bonds line:

	12.31.2011 ThUS$	12.31.2010 ThUS$
Interest G series	3,094	2,750
Interest H series	8,989	7,763

Series “J” and “I” Bonds

On May 8, 2009, the Company placed two bond series in the domestic market, Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5,5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3,00%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series J and I bonds:

	12.31.2011 ThUS$	12.31.2010 ThUS$
Interest J series	5,665	5,588
Interest I series	1,954	1,873

77

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Single Series bonds (second issuance)

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 maturing in ten years beginning on the aforementioned date with an annual interest rate of 5,5%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the second-issuance single series bonds.

	12.31.2011 ThUS$	12.31.2010 ThUS$
Interest payments	13,750	6,875

Promissory notes with middle-term maturities

On April 2, 2009 the Company issued promissory notes in the local market for an amount of Th$ 15,000,000 (ThUS$ 25,770) identified as line 47, Serie 1-B, with a maturity of 10 years. The maximum amount to be issued is UF 1,500,000.

Payments made	12.31.2011		12.31.2010
	ThCh$	ThUS$	ThCh$	ThUS$
Principal, Series 1-B	-	-	15,000,000	29,040

8.5	Trade and other accounts payable

Type of trade and other accounts payable	12.31.2011 ThUS$	12.31.2010 ThUS$

Current trade and other accounts payable

Trade accounts payable	182,552	151,516
Rentals	-	207
Other accounts payable	480	424
Total	183,032	152,147

The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company, The Company has purchase order as of December 31, 2011 which amounts ThUS$ 79,045 (December 31, 2010 ThUS$ 51,347)

78

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments, measured at fair value, the detail by type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12.31.2011	Effect on profit or loss as of 12.31.2011	12.31.2010	Effect on profit or loss as of 12.31.2010
	ThUS$	ThUS$	ThUS$	ThUS$

Current
Derivative instruments (forwards)	1,053	(1,053)	15,818	(15,818)
Derivative instruments (options)	1,036	(1,036)	2,535	(2,535)
Derivative instruments (IRS)	355	(120)	-	-
	2,444	(2,209)	18,353	(18,353)

Balances in the column “effect on profit or loss” consider the annual effects of agreements that were in force as of December 31, 2011.

79

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.7	Financial asset and liability categories

Description of financial assets	12.31.2011 ThUS$	12.31.2010 ThUS$

Financial assets at fair value through profits and loss	14,455	1,363
Financial assets at fair value in other comprehensive income	56,109	97,553
Financial assets at fair value through profits and loss	129,069	69,818
Investments held to maturity	117	118
Loans and accounts receivable	413,132	377,047
Total financial assets	612,882	545,899

Description of financial liabilities	12.31.2011 ThUS$	12.31.2010 ThUS$

Financial liabilities at fair value through profit or loss	2,444	18,353
Financial liabilities measured at amortized cost	1,578,624	1,411,537
Total financial liabilities	1,581,068	1,429,890

8.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande Ltda. maintained a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2011 and December 31, 2010, assets pledged as guarantees are detailed as follows:

Restricted cash	12.31.2011 ThUS$	12.31.2010 ThUS$
Isapre Norte Grande Ltda.	428	514
Total	428	514

80

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.9	Estimated fair value of financial instruments and derivative financial instruments

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk factors.

Methodologies and assumptions used depend on the risk terms and characteristics of each instrument, and include the following as a summary:

-	Cash equivalents approximate fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with an original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

81

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.9	Estimated fair value of financial instruments and derivative financial instruments (continued)

The Company’s instruments, listed at carrying value and estimated fair value, are detailed as follows:

	12.31.2011		12.31.2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	444,992	444,992	524,652	524,652
Current trade and other accounts receivable	412,062	412,062	375,945	375,945
Other current financial assets:
- Time deposits (L2)	129,069	129,069	69,818	69,818
- Derivative instruments (L2)	14,455	14,455	1,363	1,363
- Current hedging assets (L2)	25,737	25,737	4,997	4,997
Total other current financial assets	169,261	169,261	76,178	76,178
Other non-current financial assets:	117	117	118	118
Non-current hedging assets (L2)	30,371	30,371	92,556	92,556
Total other non-current financial assets	30,488	30,488	92,674	92,674
Other current financial liabilities
- Bank loans	141,436	141,436	150,958	150,958
- Derivative instruments (L2)	2,174	2,174	18,353	18,353
- Hedging liabilities (L2)	269	269	-	-
- Unsecured obligations	17,129	17,129	18,244	18,244
Total other current financial Liabilities	161,008	161,008	187,555	187,555
Trade accounts payable	183,032	183,032	152,147	152,147
Other non-current financial liabilities:
- Bank loans	329,150	348,218	140,000	143,174
- Unsecured obligations	907,877	1,074,907	950,188	1,092,026
Total other non-current financial liabilities	1,237,027	1,423,125	1,090,188	1,235,200

Fair value hierarchy

Fair value hierarchies correspond to:

Level 1 (L1): when only quoted (unadjusted) prices have been used in active markets,

Level 2 (L2) :when in a phase in the valuation process variables other than prices quoted in Level 1 have been used which are directly observable in markets,

Level 3 (L3): when in a phase in the valuation process, variables not based on observable market data have been used,

82

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries

9.1	Disclosures on investments in subsidiaries

a)	Operations acquired in 2011

On April 7, 2011 was formed Sociedad Agrorama S.A. with ownership of the subsidiary Soquimich Comercial S.A. by 99,999% and Sociedad Productora de Insumos Agrícolas Ltda. by 0,001%. This new company will have a paid-in capital amounting to M$100,000 (ThUS$211), its duration will be indefinite and its main business objective will be the commercialization and distribution of fertilizers, pesticides and agricultural products or supplies.

On August 30, 2011, SQM Industrial S.A. made a capital contribution amounting to ThUS$8,000 to its subsidiary SQMC México S.A. de CV.

During the month of September 2011, SQM Industrial S.A. made a capital contribution amounting to ThUS$14,017 to its subsidiary SQMC México S.A. de CV, thereby increasing its share to 99.8739%.

During the month of September 2011, the subsidiary Soquimich European Holding B.V., purchases from its associate Nutrisi Holding N.V., 66.6% of the share it held in the subsidiary Fertilizantes Naturales S.A. for an amount of ThUS$3.179.

On December 12, 2011 the subsidiary Comercial Agrorama Callegari Ltda., changed its company name to “Comercial Agrorama Limitada”.

On December 14, 2011, Fertilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

During December 2011 the subsidiary Soquimich Europen Holding B.V. sold its 50% interest Nutrisi Holding N.V. for an amount of ThUS$ 5,736

b)	Operations acquired in 2010

On February 2, 2010, the subsidiary SQM Beijing Commercial Co. Ltd. was formed, to which SQM Industrial S.A. contributed capital of ThUS$100, obtaining an equity interest of 100% in that entity.

83

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

Financial information as of December 31, 2011 of the companies included in the consolidation process is detailed as follows:

12.31.2011
				Assets			Liabilities				Net profit
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	(loss) ThUS$
SQM Nitratos S.A.	Chile	US dollar	100	722,375	97,049	819,424	650,781	14,734	665,515	271,765	106,473
Proinsa Ltda.	Chile	Chilean Peso	60.58	203	1	204	-	-	-	-	(1)
SQMC Internacional Ltda.	Chile	Chilean Peso	60.6382	268	-	268	-	-	-	-	(4)
SQM Potasio S.A.	Chile	US dollar	99.9974	7,345	763,767	771,112	4	120,134	120,138	-	246,439
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US dollar	100	206,437	70,859	277,296	244,321	6,237	250,558	42,979	4,302
Isapre Norte Grande Ltda.	Chile	Chilean Peso	100	591	536	1,127	558	158	716	3,654	28
Ajay SQM Chile S.A.	Chile	US dollar	51	25,393	1,584	26,977	9,058	797	9,855	76,536	10,066
Almacenes y Depósitos Ltda.	Chile	Chilean Peso	100	370	49	419	1	-	1	-	(17)
SQM Salar S.A.	Chile	US dollar	100	576,952	861,720	1,438,672	484,131	126,407	610,538	802,246	286,239
SQM Industrial S.A.	Chile	US dollar	100	1,234,168	655,813	1,889,981	1,002,501	64,097	1,066,598	799,461	93,062
Minera Nueva Victoria S.A.	Chile	US dollar	100	53,457	59,171	112,628	1,501	3,026	4,527	3,676	4,069
Exploraciones Mineras S.A.	Chile	US dollar	100	446	31,432	31,878	4,082	-	4,082	-	(207)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean Peso	100	685	72	757	212	436	648	2,099	(23)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	173,957	17,389	191,346	81,660	1,090	82,750	218,667	7,220
Comercial Agrorama Ltda.	Chile	Chilean Peso	42.4468	10,180	1,375	11,555	10,159	105	10,264	10,910	29
Comercial Hydro S.A.	Chile	Chilean Peso	60.6382	7,411	270	7,681	148	93	241	109	334
Agrorama S.A.	Chile	Chilean Peso	60.6377	326	2	328	226	-	226	32	(91)
SQM North América Corp.	United States	US dollar	100	173,102	15,452	188,554	173,460	3,356	176,816	309,682	(19,702)

84

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2011
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100	5,224	-	5,224	-	-	-	-	(4)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100	2,047	302	2,349	6,804	-	6,804	-	271
Nitrate Corporation of Chile Ltd.	England	US dollar	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100	669	88,800	89,469	3,715	-	3,715	-	40,340
SQM Perú S.A.	Perú	US dollar	100	6,357	109	6,466	6,611	-	6,611	19,189	(759)
SQM Ecuador S.A.	Ecuador	US dollar	100	9,635	89	9,724	9,176	-	9,176	22,512	(83)
SQM Brasil Ltda.	Brazil	US dollar	100	295	59	354	1,050	-	1,050	867	113
SQI Corporation NV.	Antillas Holandesas	US dollar	100	-	17	17	36	-	36	-	6
SQMC Holding Corporation L.L.P.	United States	US dollar	100	2,516	18,615	21,131	614	-	614	-	10,926
SQM Japan Co. Ltd.	Japan	US dollar	100	2,684	284	2,968	558	520	1,078	2,601	518
SQM Europe N.V.	Belgium	US dollar	100	430,603	391	430,994	393,419	-	393,419	941,794	20,135
SQM Italia SRL	Italy	US dollar	100	1,333	-	1,333	17	-	17	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80	5	-	5	1	-	1	-	(1)
North American Trading Company	United States	US dollar	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	US dollar	100	14,831	14,376	29,207	14,830	-	14,830	-	(3)
SQM Comercial de México S.A. de C.V.	Mexico	US dollar	100	67,320	1,252	68,572	47,814	592	48,406	158,065	(1,061)

85

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2011
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
SQM investment Corporation N.V.	Dutch Antilles	US dollar	100	64,753	370	65,123	41,236	755	41,991	12,162	1,887
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100	195,885	850	196,735	13,543	190,000	203,543	-	1,251
SQM Lithium Specialties LLP	United States	US dollar	100	15,782	3	15,785	1,264	-	1,264	-	(3)
Soquimich SRL Argentina	Argentina	US dollar	100	429	-	429	144	-	144	-	(78)
Comercial Caimán Internacional S.A.	Panama	US dollar	100	477	-	477	1,232	-	1,232	855	(14)
SQM France S.A.	France	US dollar	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US dollar	100	13	-	13	821	94	915	2,623	100
SQM Nitratos México S.A. de C.V.	Mexico	US dollar	51	26	1	27	17	-	17	136	-
Soquimich European Holding B.V.	Netherlands	US dollar	100	49,395	103,816	153,211	72,969	-	72,969	-	38,850
SQM Iberian S.A	Spain	US dollar	100	27,230	-5	27,225	25,638	-	25,638	73,496	258
Iodine Minera B.V.	Netherlands	US dollar	100	13,228	-	13,228	7	-	7	3,034	3,100
SQM Africa Pty Ltd.	South Afruca	US dollar	100	62,165	170	62,335	52,657	-	52,657	104,712	7,821
SQM Venezuela S.A.	Venezuela	US dollar	100	5	-	5	328	-	328	-	(157)
SQM Oceanía Pty Ltd.	Australia	US dollar	100	4,349	-	4,349	1,042	-	1,042	4,291	2,372
SQM Agro India Pvt. Ltd.	India	US dollar	100	61	2	63	18	-	18	-	(27)
SQM Beijing Commercial Co. Ltd.	China	US dollar	100	2,127	20	2,147	1,910	-	1,910	5,769	140
Total				4,178,692	2,806,213	6,948,905	3,360,734	532,631	3,893,058	3,893,922	864,114

86

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

Financial information as of December 31, 2010 of the companies included in the consolidation process is detailed as follows:

12.31.2010
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
SQM Nitratos S.A.	Chile	US dollar	100	652,776	61,542	714,318	610,283	11,599	621,882	134,842	29,622
Proinsa Ltda.	Chile	Chilean peso	60,58	227	1	228	-	-	-	-	-
SQMC Internacional Ltda.	Chile	Chilean peso	60.6382	302	-	302	-	-	-	-	(2)
SQM Potasio S.A.	Chile	US dollar	99.9974	58,331	604,872	663,203	2	172,351	172,353	-	139,838
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US dollar	100	149,255	60,290	209,545	182,671	4,437	187,108	45,446	10,113
Isapre Norte Grande Ltda.	Chile	Chilean peso	100	570	591	1,161	581	154	735	4,018	20
Ajay SQM Chile S.A.	Chile	US dollar	51	15,299	2,378	17,677	6,833	747	7,580	54,948	2,049
Almacenes y Depósitos Ltda.	Chile	Chilean peso	100	413	52	465	1	-	1	-	(13)
SQM Salar S.A.	Chile	US dollar	100	365,830	658,793	1,024,623	273,758	98,885	372,643	631,151	185,315
Comercial Hydro S.A.	Chile	Chilean peso	60.6382	6,890	329	7,219	40	73	113	185	217
SQM Industrial S.A.	Chile	US dollar	100	1,063,080	596,723	1,659,803	854,130	51,512	905,642	690,541	130,230
Minera Nueva Victoria S.A.	Chile	US dollar	100	73,217	53,754	126,971	445	2,495	2,940	1,578	4,369
Exploraciones Mineras S.A.	Chile	US dollar	100	438	31,380	31,818	3,814	-	3,814	-	(178)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	100	645	93	738	224	367	591	1,897	(3)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	140,678	15,875	156,553	48,195	1,181	49,376	171,181	10,107
Agrorama Callegari Ltda.	Chile	Chilean peso	42.4468	5,024	1,492	6,516	4,998	117	5,115	6,910	(293)
SQM North América Corp.	United States	US dollar	100	109,944	15,448	125,392	90,533	2,644	93,177	226,249	8,143
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100	5,227	-	5,227	-	-	-	-	(5)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100	5	290	295	5,022	-	5,022	-	(124)

87

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2010
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
Nitrate Corporation of Chile Ltd.	England	US dollar	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100	669	52,607	53,276	3,712	-	3,712	-	13,472
SQM Perú S.A.	Peru	US dollar	100	15,159	483	15,642	15,027	-	15,027	24,536	1,236
SQM Ecuador S.A.	Ecuador	US dollar	100	8,716	71	8,787	8,149	-	8,149	16,808	298
SQM Brasil Ltda.	Brazil	US dollar	100	295	75	370	1,180	-	1,180	771	17
SQI Corporation NV.	Dutch Antilles	US dollar	100	-	10	10	33	-	33	-	-
SQMC Holding Corporation L.L.P.	United States	US dollar	100	1,501	8,498	9,999	619	-	619	-	492
SQM Japan Co. Ltd.	Japan	US dollar	100	1,440	633	2,073	263	436	699	1,855	218
SQM Europe N.V.	Belgium	US dollar	100	358,214	454	358,668	341,425	-	341,425	861,596	7,107
SQM Italia SRL	Italy	US dollar	100	1,377	-	1,377	17	-	17	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80	5	-	5	1	-	1	-	-
North American Trading Company	United States	US dollar	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	US dollar	100	14,834	14,379	29,213	14,834	-	14,834	-	(1)
SQM Comercial de México S.A. de C.V.	Mexico	US dollar	100	58,332	1,410	59,742	60,646	-	60,646	130,861	(1,523)

88

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2010
				Assets			Liabilities				Net
Subsidiaries	Country	Functional currency	% Interest	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Operating Revenues ThUS$	profit (loss) ThUS$
SQM Investment Corporation N.V.	Dutch Antilles	US dollar	100	71,100	551	71,651	49,515	742	50,257	14,255	587
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100	88,567	-	88,567	96,627	-	96,627	-	(9,058)
SQM Lithium Specialties LLP	United States	US dollar	100	15,786	3	15,789	1,264	-	1,264	-	(1)
Soquimich SRL Argentina	Argentina	US dollar	100	472	-	472	109	-	109	-	(83)
Comercial Caimán Internacional S.A.	Panama	US dollar	100	339	-	339	1,080	-	1,080	-	(174)
SQM France S.A.	France	US dollar	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US dollar	100	47	-	47	854	195	1,049	2,597	(173)
SQM Nitratos México S.A. de C.V.	Mexico	US dollar	51	27	1	28	17	-	17	128	4
Soquimich European Holding B.V.	Netherlands	US dollar	100	68,722	71,384	140,106	94,565	-	94,565	-	12,481
Fertilizantes Naturales S.A.	Spain	US dollar	66.67	16,515	(10)	16,505	15,175	-	15,175	64,748	749
Iodine Minera B.V.	Netherlands	US dollar	100	10,122	-	10,122	1	-	1	1,467	1,175
SQM Africa Pty Ltd.	South Africa	US dollar	100	38,463	147	38,610	36,736	-	36,736	94,111	149
SQM Venezuela S.A.	Venezuela	US dollar	100	80	-	80	402	-	402	-	(161)
SQM Oceanía Pty Ltd.	Australia	US dollar	100	1,466	-	1,466	533	-	533	2,207	120
SQM Agro India Pvt. Ltd.	India	US dollar	100	231	4	235	149	-	149	-	(14)
SQM Beijing Commercial Co. Ltd.	China	US dollar	100	131	42	173	77	-	77	1,462	(4)
Total				3,426,343	2,254,796	5,681,139	2,824,693	347,935	3,172,628	3,186,348	546,318

89

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method

10.1	Investments in associates accounted for using the equity method

As of December 31, 2011 and December 31, 2010, in accordance with criteria established in Note 2.4 and Note 2.12, investments in associates accounted for using the equity method and investments in joint ventures are detailed as follows:

	Note Nº	12.31.2011 ThUS$	12.31.2010 ThUS$

Investments in associates	10.1 to 10.3	43,057	38,262
Joint ventures	11.0 to 11.4	17,637	24,009

Total		60,694	62,271

90

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method (continued)

10.2	Assets, liabilities, revenues and expenses of associates

12.31.2011
				Assets			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	4,428	56	4,484	1,595	-	1,595	8,652	1,335
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	20,697	2,267	22,964	5,846	3	5,849	38,024	2,985
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	70,507	7,583	78,090	40,713	13,039	53,752	67,205	5,160
Foreign	Ajay North America	United States	US dollar	38,982	8,884	47,866	9,876	-	9,876	80,923	23,689
Foreign	Ajay Europe SARL	France	Euro	30,044	2,288	32,332	14,600	-	14,600	59,189	8,384
Foreign	Misr Specialty Fertilizers	Egypy	Egyptian pound	2,651	2,825	5,476	2,582	220	2,802	-	(266)
Foreign	SQM Eastmed Turkey	Turkey	Euro	16	422	438	264	-	264	29	(94)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	7,522	608	8,130	4,227	-	4,227	10,895	175
	Total			174,847	24,933	199,780	79,703	13,262	92,965	264,917	41,368

12.31.2010
				Assets			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	3,844	3	3,847	1,143	-	1,143	6,494	1,408
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	19,909	2,092	22,001	7,869	-	7,869	35,506	1,960
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	49,013	7,840	56,853	33,229	27	33,256	64,540	8,003
Foreign	Nutrisi Holding N.V.	Belgium	Euro	449	10,768	11,217	3,228	-	3,228	-	3,056
Foreign	Ajay North America	United States	US dollar	15,585	6,926	22,511	5,168	-	5,168	52,237	4,143
Foreign	Ajay Europe SARL	France	Euro	15,428	2,223	17,651	6,519	-	6,519	41,992	2,212
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	3,013	3,214	6,227	2,980	226	3,206	4,231	(521)
Foreign	SQM Eastmed Turkey	Turkey	Euro	34	592	626	247	-	247	646	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	5,307	587	5,894	2,035	-	2,035	11,149	594
	Total			112,582	34,245	146,827	62,418	253	62,671	216,795	20,855

91

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method (continued)

10.3 Details of investments in associates

The interest of SQM S.A., in its associates is detailed as follows:

Associate Name	Main Activities of Associate	% Interest	Investment 12.31.2011 ThUS$	Investment 12.31.2010 ThUS$
Sales de Magnesio Ltda.	Magnesium salt trader.	50%	1,444	1,352
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and trade of specialty vegetal nutrients in the Middle East.	50%	8,558	7,066
Ajay North America L.L.C	Production and trade of iodine by-products.	49%	14,866	7,251
Doktor Tarsa Tarim Sanayi AS	Distribution and trade of specialty vegetal nutrients in Turkey.	50%	12,169	11,799
Nutrisi Holding N.V.	Holding	50%	-	3,551
Ajay Europe SARL	Production and distribution of iodine and iodine products	50%	3,102	4,076
NU3 B.V.	Production of fertilizers in solid and liquid state.	100%	-	-
NU3 N.V.	Production of fertilizers in solid and liquid state.	50%	-	-
Misr Specialty Fertilizers S.A.E.	Production and trade of liquid fertilizers for Egypt	47.4857%	1,270	1,435
SQM Eastmed Turkey	Production and trade of specialty products	50%	87	189
SQM Thailand Co. Ltd.	Distribution and trade of specialty vegetal nutrients.	40%	1,561	1,543
Total			43,057	38,262

The Company does not have an interest in unrecognized losses in investments in associates.

The Company does not have any associates not accounted for using the equity method.

Note 11 - Joint Ventures

11.1	Policy for accounting for joint ventures in a Parent Company’s separate financial statements

The method for the recognition of joint ventures in which equity interest is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets which correspond to the investor. Profit for the year of the investor will receive the portion which belongs to it in profit or loss of the entity under joint control.

11.2	Disclosures on interest in joint ventures

a)	Operations acquired in 2011

On January 27, 2011 the subsidiary SQM Industrial S.A. made a capital contribution of ThUS$2.500 in Sichuan SQM Migao Chemical Fertilizer Co.

92

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 11 - Joint Ventures (continued)

11.2	Disclosures on interest in joint ventures (continued)

b)	Operations acquired in 2010

On March 4, 2010, SQM Industrial S.A. entered an agreement with Qingdao Star Plant Protection Technology Co. Ltd. by means of which the companies formed a joint venture, SQM Qingdao-Star Co. Ltd. Each party made a capital contribution of ThUS$2,000 for an interest of 50%.

On June 24, 2010 SQM Industrial S.A. made a contribution of ThUS$2,500 in SQM Migao Sichuan.

93

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 11 - Policy and disclosures on interest in Joint Ventures (continued)

11.3	Detail of assets, liabilities and results of investments in joint ventures by company as of 12.31.2011 and 12.31.2010, respectively:

12.31.2011
				Assets			Liabilities
Tax ID	Joint venture	Country	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	18,014	10,576	28,590	8,306	-	8,306	23,818	(23,455)	363
Foreign	Coromandel SQM	India	Indian Rupee	559	1,074	1,633	62	-	62	23	(60)	(37)
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	24,887	8,920	33,807	1,005	-	1,005	25,207	(26,266)	(1,059)
Foreign	SQM Qindao-Star Co. Ltda.	China	US dollar	1,974	403	2,377	314	-	314	5,065	(5,028)	37
	Total			45,434	20,973	66,407	9,687	-	9,687	54,113	(54,809)	(696)

12.31.2010
				Assets			Liabilities
Tax ID	Joint venture	Country	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	2,987	11,677	14,664	3,744	-	3,744	-	(46)	(46)
Foreign	Coromandel SQM	India	Indian Rupee	10	862	872	7	-	7	3	-	3
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	27,534	9,499	37,033	2,828	-	2,828	19,954	(18,756)	1,198
Foreign	SQM Qindao-Star Co. Ltda.	China	US dollar	2,448	387	2,835	808	-	808	2,900	(2,873)	27
	Total			32,979	22,425	55,404	7,387	-	7,387	22,857	(21,675)	1,182

94

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 11 - Policy and disclosures on interest in Joint Ventures (continued)

11.4	Amount of net gain (loss) on investments in joint ventures by company is detailed as follows:

Joint Venture	Main Activities of Joint venture	% Interest	Investment 12.31.2011 ThUS$	Investment 12.31.2010 ThUS$
Coromandel SQM	Production and distribution of potassium nitrate	50%	786	432
Sichuan SQM Migao Chemical Fertilizer Co. Ltda.	Production and distribution of soluble fertilizers.	50%	10,142	5,461
SQM Vitas	Production and trade of vegetal and animal specialty and industrial hygiene nutrition goods	50%	5,677	17,102
SQM Quindao-Star Co. Ltda.	Production and distribution of Vegetal Nutrition Solutions NPK solubles	50%	1,032	1,014
Total			17,637	24,009

95

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and goodwill

12.1 Balances

Balances	12.31.2011	12.31.2010
	ThUS$	ThUS$

Intangible assets other than goodwill	4,316	3,270
Goodwill	38,605	38,388

Total	42,921	41,658

12.2 Disclosures on intangible assets and goodwill

Intangible assets relating to goodwill, water rights, trademarks, industrial patents, rights of way and IT programs.

Balances and movements in the main types of intangible assets as of December 31, 2011, and December 31, 2010 are detailed as follows:

Description of types of intangible assets	Useful life	12.31.2011 ThUS$

Goodwill	Indefinite	38,605
Water rights	Indefinite	1,542
Rights of way, net	Indefinite	396
Industrial patents, net	Finite	440
IT programs, net	Finite	1,938

Total		42,921

Description of types of intangible assets	Useful life	12.31.2010 ThUS$

Goodwill	Indefinite	38,388
Water rights	Indefinite	1,546
Rights of way, net	Indefinite	396
Industrial patents, net	Finite	501
Trademarks, net	Finite	4
IT programs, net	Finite	823

Total		41,658

96

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and Goodwill (continued)

12.2 Disclosures on intangible assets and goodwill (continued)

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar factor that constitute its useful life.

The estimated useful life for software is three years. For other finite useful life assets, the period in which they are amortized relates to periods defined by contracts or the rights that generate them.

Indefinite useful life intangible assets mainly relate to water rights and rights of way, which were obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express amortization is useful life.

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Water rights	Indefinite	Indefinite
Rights of way	Indefinite	Indefinite
Industrial patents	1 year	16 years
Trademarks	1 year	5 years
IT programs	2 years	3 years

d)	Disclosure on internally-generated assets

The Company has no internally-generated intangible assets.

97

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and Goodwill (continued)

12.2 Disclosures on intangible assets and goodwill (continued)

c)	Movements in identifiable intangible assets as of December 31, 2011

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net ThUS$

Opening balance	38,388	1,546	396	501	4	823	41,658

Additions	217	-	-	-	-	1,812	2,029
Amortization	-	-	-	(61)	(4)	(697)	(762)
Other increases (decreases)	-	(4)	-	-	-	-	(4)

Ending balance	38,605	1,542	396	440	-	1,938	42,921

Movements in identifiable intangible assets as of December 31, 2010

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net ThUS$

Opening balance	38,388	1,549	395	570	-	322	41,224

Additions	-	-	-	-	-	839	839
Amortization	-	-	-	(69)	-	(338)	(407)
Other increases (decreases)	-	(3)	1	-	4	-	2

Ending balance	38,388	1,546	396	501	4	823	41,658

98

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment

As of December 31, 2011 and December 31, 2010, property, plant and equipment are detailed as follows:

13.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12.31.2011 ThUS$	12.31.2010 ThUS$

Property, plant and equipment, net

Construction-in-progress	297,996	356,551
Land	108,992	107,869
Buildings	146,532	88,320
Plant and equipment	693,792	492,525
IT equipment	3,826	3,897
Fixed installations and accessories	380,033	327,511
Motor vehicles	82,822	48,936
Other property, plant and equipment	41,049	28,364
Total	1,755,042	1,453,973

Property, plant and equipment, gross

Construction-in-progress	297,996	356,551
Land	108,992	107,869
Buildings	291,401	221,715
Plant and equipment	1,515,120	1,184,270
IT equipment	24,013	22,759
Fixed installations and accessories	618,443	531,423
Motor vehicles	199,998	151,544
Other property, plant and equipment	62,938	47,910
Total	3,118,901	2,624,041

Accumulated depreciation and value impairment of property, plant and equipment
Accumulated depreciation of buildings	144,869	133,395
Accumulated depreciation plant and equipment	821,328	691,745
Accumulated depreciation of IT equipment	20,187	18,862
Accumulated depreciation of fixed installations and accessories	238,410	203,912
Accumulated depreciation of motor vehicles	117,176	102,608
Accumulated depreciation of other PP&E	21,889	19,546
Total	1,363,859	1,170,068

99

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2011 and December 31, 2010:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2011	Construction in- progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

Changes
Additions	474,042	1,251	178	455	277	902	558	-	185	477,848
Divestitures	-	(85)	(1,371)	(64)	-	-	(451)	-	-	(1,971)
Depreciation expense	-	-	(11,477)	(130,230)	(1,644)	(34,607)	(14,902)	-	(3,036)	(195,896)
Increase(decrease) in foreign currency exchange	-	(42)	-	(4)	127	(69)	(23)	-	45	34
Reclassifications	(546,769)	-	69,410	333.622	1,371	86,275	48,717	-	7,374	-
Others Increases / Decreases	14.172	(1)	1,472	(2,512)	(202)	21	(13)	-	8,117	21,054

Total changes	(58,555)	1,123	58,212	201,267	(71)	52,522	33,886	-	12,685	301,069

Ending balance	297,996	108,992	146,532	693,792	3,826	380,033	82,822	-	41,049	1,755,042

100

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.2	Reconciliation of changes in property, plant and equipment by class as of December 31, 2011 and December 31, 2010, continued:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2010	Construction in- progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

Changes
Additions	295,357	386	1,021	512	123	41	450	-	126	298,016
Divestitures	-	(26)	(114)	(3,391)	(26)	-	-	-	(116)	(3,673)
Depreciation expense	-	-	(9,226)	(88,640)	(1,537)	(29,342)	(11,837)	-	(3,326)	(143,908)
Increase(decrease) in foreign currency exchange	-	-	2	55	-	14	13	-	2	86
Reclassifications	(315,722)	-	10,385	130,130	1,484	162,905	4,969	-	5,849	-
Others Increases / Decreases	(2,500)	(847)	-	-	-	-	-	-	6,252	2,906

Total changes	(22,865)	(487)	2,068	38,666	44	133,618	(6,405)	-	8,788	153,427

Ending balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

101

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions on titles or guarantees for the compliance with obligations which affect property, plant and equipment.

13.4	Additional Information

1)	Leased property, plant and equipment

At December 31, 2011, the company has no assets in leasing. At December 31, 2010 the balance of assets in leasing amounted to ThUS$ 1,373 and corresponded to 2 floors of the Las Americas building in Santiago Centro.

2)	The investment properties at December 31, 2011 and at December 31, 2010 is as follows:

	12.31.2011	12.31.2010
Description of assets	ThUS$	ThUS$

2 floors of the Las Americas Building, net	-	1,373
Total (net)	-	1,373

3)	Interest capitalized in construction-in-progress

Capitalized interest amounted to ThUS$ 22,249 as of December 31, 2011 and ThUS$ 25,947 as of December 31, 2010.

Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of the asset, such as in the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues that inhibit the asset’s maintenance in good conditions for its use.

102

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 14 - Leases

14.1	Disclosures on finance leases, lessee

The asset acquired under a finance lease relates to a contract that the Company, has with Inversiones La Esperanza S.A., which began in June 1992 and ends on June 31, 2011, The agreement entered into indicates 230 installments of UF 663,75 each, with an annual interest rate of 8,5%.

The Company held financial leases as a tenant until July 2011, and for this reason there are no quotas or restrictions to report.

The net book value at December 31, 2011 amounted to ThUS$ 0 and at December 31, 2011 to ThUS$ 1,373.

The reconciliation between the total gross investment and the present value is detailed as follows:

	12.31.2011 ThUS$			12.31.2010 ThUS$
Minimum payments to be made	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value
Not exceeding one year	-	-	-	213	(6)	207
Total	-	-	-	213	(6)	207

103

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits

15.1	Accruals for employee benefits

	12.31.2011	12.31.2010
Types of benefits and expenses by employee	ThUS$	ThUS$
Current
Profit sharing and bonuses	30,074	44,011
Total	30,074	44,011

Non- current
Profit sharing and bonuses	4,083	800
Severance indemnities	28,188	27,208
Pension Plan	1,413	702
Total	33,684	28,710

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sick leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare services, housing, subsidized or free goods or services. These benefits will be paid over a term not exceeding twelve months.

The Company only has employee benefits for active employees, with the exception of SQM North America, as explained in 15.4 below.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year calculated based on the net income for the period, applying a factor obtained subsequent to the employee evaluation process.

Employee benefits include bonuses for officers of the Company according to the price per share of the Company and are paid in cash. The short-term portion is presented as the current employee benefits accrual while the long-term portion is presented as non-current.

The bonus provided to the Company’s directors is calculated based on net income for the year at each year-end and will consider the application of a percentage factor.

The benefit relates to vacations (short-term benefits to employees) as provided in the Chilean Labor Code, which indicates that employees with more than a year of service will be entitled to annual holidays for a period of not less than fifteen paid business days. The Company provides the benefit of two additional vacation days.

104

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.2	Policies on defined benefit plan (continued)

Employee termination benefits are agreed upon and payable based on the last salary for each year of service to the Company or with certain maximum limits in respect to the number of years to be considered or with respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company, and the right to collect can be obtained for different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No, 19,728 published on May 14, 2001 and effective since October 01, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

15.3	Other long-term benefits

Other long-term benefits relate to employee termination benefits and are recorded at their actuarial value.

	12.31.2011	12.31.2010
Employee termination benefits at actuarial value	ThUS$	ThUS$
Employee termination benefits, Chile	27,574	26,577
Other obligations in foreign companies	614	631
Total other non-current liabilities	28,188	27,208

SQM North America’s pension plan	1,413	702
Total post-employment obligations	1,413	702

Employee termination benefits have been calculated using the actuarial assessment method of the Company’s obligations with respect to employee termination benefits, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement, under conditions agreed upon in the respective agreements established between the Company and its employees.

Under the indemnity fund benefit plan, the Company retains the obligation for the payment of employee termination benefits related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of flows expected to be used was 6%.

Benefit payment conditions

The employee termination benefit relates to remuneration days per year worked for the Company with no limit on salary or years of service to the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pension system provided in Decree Law 3,500 of 1980.

105

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits (continued)

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, the Company used a mathematical simulation model that was programmed using a computer and processed the situation of each employee on an individual basis.

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate, ThUS, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which the person reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached, When he/she reaches retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all employees covered by the agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method, This methodology is established in IAS 19 Retirement Benefit Costs.

15.4	Employee post-retirement obligations

Up to 2002, our subsidiary SQM North América, had agreed with its employees, a pension plan referred to as “SQM North America Retirement Income Plan”, whose obligation is calculated by measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authority for 2011 and 2010.

Since 2003, SQM North America, offers its employees, benefits associated to pensions based on system 401-k, which generates no obligations to the Company.

106

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.4	Employee post-retirement obligations, continued

The table below establishes the status of the financing plan and the amounts recognized in the consolidated balance sheet:

	31.12.2011	31.12.2010
	ThUS$	ThUS$
Variation in projected benefit obligation (liability):
Benefit liability at the beginning of year	6,548	6,792
Cost of service	1	1
Interest cost	413	427
Actuarial loss	(46)	(374)
Benefits paid	(297)	(297)
Benefit obligation (liability) at year-end	6,619	6,549

Change in the plan’s assets:
Fair value of the plan’s assets at beginning of year	5,847	5,082
Contributions by the employer	189	192
Actual return (loss) on plan assets	(533)	869
Benefits paid	(297)	(296)
Fair value of the plan’s assets at year-end	5,206	5,847

Accrued liability pension plan	(1,413)	(702)
Items not yet recognized as net regular pension-related cost elements:
Net actuarial loss at the beginning of year	(2,111)	(3,056)
Amortization during the period	84	155

Net gain or loss during the period	(927)	865

Adjustment made to recognize the minimum pension-related liability	(2,954)	(2,036)

107

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.4	Employee post-retirement obligations, continued

As of December 31, 2011 and December 31, 2010 the net regular pension-related expense was composed of the following elements:

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Costs or benefits of services earned during the period	1	1
Cost of interest in benefit liability	413	427
Actual return in plan’s assets	(532)	(869)
Amortization of loss from prior periods	84	154
Net gain for the period	973	492
Net regular pension-related expense	57	(205)

As of December 31, 2011 and December 31, 2010 distributions of the plan assets (SQM North America) by category are detailed as follows:

	12.31.2011	12.31.2010

Growth securities (US instruments)	67%	59%
International securities (US instruments)	23%	25%
Taxable bonds (US instruments)	8%	14%
Money market funds (US instruments)	2%	2%
	100%	100%

108

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.5	Employee termination benefits

Severance pays calculated at actuarial value present the movements below:

	12.31.2011 ThUS$	12.31.2010 ThUS$

Initial balance	(27,208)	(28,682)
Cost of current service	(7,871)	(3,583)
Interest cost	(1,106)	(1,889)
Actuarial gains/ losses	(151)	88
Exchange rate difference	2,693	-
Benefits paid	5,455	6,858
Balance as of December 31	(28,188)	(27,208)

The severance pay liability is valued using the actuarial value method, for which purpose the company uses the following actuarial hypotheses:

	12.31.2011	12.31.2010

Mortality table	RV - 2010	RV - 2009
Real annual interest rate	6%	6%
Voluntary resignation turnover rate:
Men	0,9%	0,9%	annual
Women	1,53%	1,53%	annual
Salary increase	3,0%	3,0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

109

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Executive compensation plan

The Company counts on a compensation plan for its executives, by means of the granting of payments based on the SQM share price change, paid in cash, and the executives may exercise their rights until the year 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 46 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May corresponding to the fiscal year.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share.

The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2011 and December 31, 2010 are the following:

Movement for the period	12.31.2011	12.31.2010
In effect as of January 1	3,370,025	1,150,025
Granted during the fiscal year	-	2,370,000
Exercised during the fiscal year	1,030,025	150,000
In circulation as of December 31	2,340,000	3,370,025
Average contractual life	48 months	60 months

The amounts accrued by the plan, as of December 31, 2011 and December 31, 2010, amount to:

Result effect	12.31.2011 ThUS$	12.31.2010 ThUS$
Amount accrued	11,200	22,782
Total accrued compensation	11,200	22,782

110

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Equity Disclosures

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s equity is to administer the capital of SQM group as follows:

-	Ensure the regular conduct of operations and business continuity in the long term.
-	Ensure financing of new investments in order to maintain steady growth.
-	Have an adequate capital structure in accordance with the cycles of the economy that have an impact on the business and the nature of the industry.
-	Maximize the value of SQM group in the mid and long term.

According to the foregoing, the capital requirements are included on the basis of the financing requirements of the group, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document.

17.2	Disclosures on preference share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the President of the Company results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2011, December 31, 2010, the Group does not maintain shares in the parent company either directly or through its companies in which it has investments.

111

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Equity Disclosures (continued)

17.2	Disclosures on preference share capital (continued)

Detail of types of capital in preference shares:

Type of capital in preferred shares	12.31.2011		12.31.2010
Description of type of capital in preferred shares	A Serie	B Serie	A Serie	B Serie
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2011, December 31, 2010, the Company has not placed any new issuances of shares on the market.

112

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Shareholders’ Equity Disclosures (continued)

17.3	Dividend policy

As required by Article 79 of the Chilean Shareholders’ Company Act. unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, the Company must pay dividends according to the policy agreed upon at each annual General Shareholders' Meeting for an amount equivalent to at least 30% of consolidated profit for the year ended December 31 unless and except to the extent that it has a deficit in retained earnings (losses not absorbed in prior years.)

The dividends policy defined by the General Shareholders' Meeting for year 2011 is the following:

-	Distribution and payment in favor of each shareholder of a final dividend that will be equivalent to 50% of profit for the year obtained in 2011.

-	Distribution and payment during 2011, of an interim dividend which is recorded against the aforementioned final dividend. This interim dividend was paid (see below) during the last quarter of 2011, and its amount did not exceed 50% of the retained earnings for distribution obtained during 2011, which are reflected in the Company’s financial statements as of September 30, 2011.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to profit for the year for the 2011 fiscal year in up to two installments, which must be effectively paid and distributed prior to June 30, 2012.

-	An amount equivalent to the remaining 50% of the Company’s profit for the year for 2011 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice to the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional or interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter, Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them, Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

17.4	Interim dividends

On November 22, 2011, it was reported to the Superintendence of Securities and Insurance that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM), in its meeting on November 22 of this year, unanimously agreed to pay and distribute the provisional dividend referred to in SQM’s current “2011 Dividends Policy” which was informed to SQM’s General Annual Ordinary Shareholders Meeting that was held on April 28 of this year. This, for the essential purpose of being able to pay and distribute as of December 19, 2011, a provisional dividend of US$0.73329 per share –and which is approximately equivalent to the total amount of US$193 million and the latter corresponds to 50% of the distributable net income of the fiscal year 2011 that has been accrued at September 30, 2011. The above, is charged against the net income of said fiscal year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 19th, 2011, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 13, 2011.

113

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Shareholders’ Equity Disclosures (continued)

17.4	Interim dividends (continued)

At the Annual Board of Directors meeting held on April 28, 2011, the Directors unanimously agreed to pay a final dividend of US$0.7259 per share in relation to net profit for the year. Notwithstanding the above, US$ 0.41794 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above, In line with this, the balance, amounting to US$ 0.30798 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid.

On November 23, 2010 the Board of the Company agreed to pay interim dividends amounting to ThUS$ 110,000, payable from December 15, 2010.

At a Board of Directors meeting held on April 29, 2010, the Directors unanimously agreed to reduce its distribution of dividends. This means that a final dividend of US$ 0.62131 per share will be paid in relation to net profit for the year. Notwithstanding the above, US$ 0.37994 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above, In line with this, the balance, amounting to US$ 0.24137 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid.

Dividends presented deducted from equity are:

	12.31.2011 ThUS$	12.31.2010 ThUS$

Final dividend	193,050	63,527
Interim dividend	(110,000)	110,000
Dividend accrual	81,325	5,831
Reversal of prior year dividend	(5,831)	-
Dividend prepayment	193,000	-
Total	351,544	179,358

	2011 ThUS$	2010 ThUS$
Dividends attributable to owners of the parent	349,329	178,164
Dividends of non-parent ownerships	2,215	1,194
Total	351,544	179,358

114

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

Description of types of provisions	12.31.2011 ThUS$	12.31.2010 ThUS$

Other current provisions

Provision for legal complaints (*)	4,571	2,590
Other provisions – see below	12,366	12,424
Total	16,937	15,014

Other non-current provisions

Other provisions	3,000	2,000
Mine closers	3,724	3,500
Other provisions – see below	1,871	-
Other current provisions	8,595	5,500

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose.

This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1. number 2) and other minor litigations.

18.2	Description of other provisions

Description of other provisions	12.31.2011 ThUS$	12.31.2010 ThUS$
Current provisions, other provisions
Provision for tax loss in fiscal litigation	1,441	1,634
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	6,800	5,182
Temporary closer of “El Toco operation”	-	3,264
Multa Brasil	2,500	-
Indemnización Yara Sudafrica	624	-
Retirement plan	-	880
Miscellaneous provisions	1,001	1,464
Total	12,366	12,424
Other long-term provisions
Mine closure	3,724	3,500
Total	3,724	3,500

115

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities (continued)

18.3	Other non-financial liabilities, current

Description of other liabilities	12.31.2011 ThUS$	12.31.2010 ThUS$

Tax withholdings	9,837	5,529
VAT payable	21,087	12,416
Guarantees received	920	1,028
Accrual for dividend	81,325	5,831
Monthly tax provisional payments	11,239	8,171
Deferred income	15,284	14,350
Withholdings from employees and salaries payable	5,554	4,936
Vacation accrual	15,874	14,854
Other current liabilities	841	344
Total	161,961	67,459

116

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities (continued)

18.3	Movements in provisions as of December 31, 2011

Description of items that gave rise to variations	Legal complaints	Dismantling, cost of restoration and rehabilitation	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	4,590	3,500	12,424	20,514
Additional provisions	3,000	224	13,076	16,300
Provision used	(19)	-	(11,080)	(11,099)
Increase (decrease) in foreign currency translation	-	-	(183)	(183)
Total provisions, final balance	7,571	3,724	14,237	25,532

18.4	Movements in provisions as of December 31, 2010

Description of items that gave rise to variations	Legal complaints	Dismantling, cost of restoration and rehabilitation	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	590	3,500	15,852	19,942
Additional provisions	4,000	-	14,301	18,301
Provision used	-	-	(17,803)	(17,803)
Increase (decrease) in foreign currency translation	-	-	74	74
Total provisions, final balance	4,590	3,500	12,424	20,514

117

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions and other non-financial liabilities

Legal expenses: This provision depends on the pending resolution of a legal lawsuit (incurred mainly in Brazil and U.S.A.).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

Temporary closure of El Toco operation: The Company’s Board of Directors unanimously agreed to approve the temporary closure of the Toco and Pampa Blanca mining sectors. The Company accrued a legal severance indemnity for the employees subject to this closure. Additional benefits that will be paid to employees will correspond to 2010 expenses.

Retirement plan: Corresponds to a benefit agreed upon with employees to retire from the Company. Those employees who invoked the agreed-upon plan signed their consent as of December 31, 2010. The effective retirement date was during 2010, but part of this benefit is pending for 2011.

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”, The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Compañía de Salitre y Yodo Soledad S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	December 1994
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Cesard 1 to 29
	Status	:	Lower court decision in favor of SQM. Appellate court decision pending
	Nominal value	:	ThUS$ 211

118

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

2.	Plaintiffs	:	JB Comércio de Fertilizantes e Defensivos Agrícolas Ltda. (JB)
	Defendants	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brasil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution
	Nominal value	:	ThUS$1,800

3.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	November 1999
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Paz II 1 to 25
	Status	:	First sentence in favor of SQM. Recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 162

4.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	November 1999
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Paz III 1 to 25
	Status	:	Lower court decision in favor of SQM. Appellate court decision pending
	Nominal value	:	ThUS$ 204

5.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$ 550

6.	Plaintiffs	:	Eduardo Fajardo Nuñez, Ana Maria Canales Poblete, Raquel Beltran Parra, Eduardo Fajardo Beltran and Martina Fajardo Beltran.
	Defendants	:	SQM Salar S.A. and insured parties
	Date	:	November 2009
	Court	:	20th Civil Court in Santiago
	Reason	:	Labor accident
	Status	:	Evidence
	Nominal value	:	ThUS$ 1,880

119

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

7.	Plaintiff	:	Newland S,A,
	Defendant	:	SQM Industrial S.A.
	Date	:	August 2010
	Court	:	Arbitral Court
	Reason	:	Claim for damages due to alleged breach of obligations
	Status	:	Ruling against SQMI. Complaint appeal pending
	Nominal value	:	ThUS$480

8.	Plaintiffs	:	María Loreto Lorca Morales, Nathan Guerrero Lorca, Maryori Guerrero Lorca, Abraham Guerrero Lorca, Esteban Guerrero Lorca and María Sol Osorio Tapia et all
	Defendants	:	Gonzalo Daved Valenzuela, July Zamorano Avendaño, Comercial Transportes y Servicios Generales July Zamorano Avendaño E.I.R.L. And in solidum SQM S.A. and insurers
	Date	:	August 2010
	Court	:	2nd Civil Court of Iquique
	Reason	:	Claim for damages resulting from the crash of two trucks in July 2008 near Pozo Almonte, causing the death of Mr. Alberto Galleguillos Monardes And Mr. Fernando Guerrero Tapia
	Status	:	First sentence in favor of SQM S.A. Recourse period still open.
	Nominal value	:	ThUS$3,500

9.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court for the Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Withdrawal conditioned to the outcome pending of the appeal.
	Nominal value	:	Unspecified

10.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court for the Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim.
	Nominal value	:	Unspecified
120

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1 Lawsuits and other relevant events (continued)

11.	Plaintiff	:	Alejandro Tapia Moyano
	Defendant	:	SQM Nitratos S.A.
	Date	:	February 2011
	Court	:	Labour Court of Antofagasta
	Reason	:	Compensation for moral damage for illness allegedly acquired as the results of works performed
	Status	:	Hearing trial
	Nominal value	:	ThUS$200

12.	Plaintiff	:	Metalúrgica FAT Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2011
	Court	:	9th Civil Court in Santiago
	Reason	:	Compensation for early termination of supply contract and installation of metal structures.
	Status	:	Claim reply
	Nominal value	:	THUS$175

13.	Plaintiff	:	Nueva Victoria Mining Company Workers Union
	Defendant	:	SQM S.A. y SQM Industrial S.A.
	Date	:	October 2011
	Court	:	Pozo Almonte Labor Court
	Reason	:	Protection of basic rights with compensation action for derived injury to honor, reputation, affections or sentiments, all of the above due to the implementation of an ordinary or extraordinary work day
	Status	:	Pretrial audience
	Nominal value	:	THUS$9,000

14.	Plaintiff	:	Sociedad Industrial Minera Nueva Victoria S.A. Company Union.
	Defendant	:	SQM S.A. and SQM Industrial S.A.
	Date	:	December 2011
	Court	:	Labor Court of Pozo Almonte
	Reason	:	Alleged unpaid overtime
	Status	:	Reply to accusation
	Nominal value	:	ThUS$420

15.	Plaintiff	:	Juan Osvaldo Godoy Barraza
	Defendant	:	Renta Equipos Besalco Limitada and SQM S.A. and its insurers.
	Date	:	February 2012
	Court	:	Labor Court of San Miguel
	Reason	:	Labor accident. Claim for compensationof moral and material damages resulting from the accident that occured on July 25, 2007 and that resulted in the partial handicap of the plaintiff following the tip over of the truck he drove in SQM S.A.'s premises in Pedro de Valdivia.
	Status	:	Pretrial audience
	Nominal value	:	ThUS$640

121

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

The Company has been involved and will probably continue being involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$ 700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company has not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$ 150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate nominal and individual amount of ThUS$ 150.

19.2     Restrictions

Bank loans of the Company have similar restrictions to the loans of a similar nature that have been valid at the appropriate times and that amongst others relate to maximum indebtedness and minimum equity. Save for the foregoing. The Company, is not exposed to other restrictions or limits on financial indicators relating to contracts and agreements with creditors.

19.3     Commitment

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 23,951 as of December 31, 2011 (ThUS$ 18,717 as of December 31, 2010).

19.4     Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2011, the guarantee amounts to ThUS$ 428.

122

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.5 Collateral received from third parties

The main collateral received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$4.467 as of December 31, 2011; as of December 31, 2010 these amounted to ThUS $6,389 which is detailed as follows:

Entity name	12.31.2011 ThUS$	12.31.2010 ThUS$

Llanos y Wammes Soc. Com. Ltda	1,926	2,037
Fertglobal Chile Ltda.	1,541	3,352
Tattersall Agroinsumos S.A.	1,000	1,000

123

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.6 Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12.31.2011	12.31.2010
				ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
BNP	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
ING Capital LLC	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	80,055
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,207	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,140	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,024	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,137	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

124

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Revenue

As of December 31, 2011 and 2010, revenue is detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Sales of goods	2,138,264	1,823,843
Provision of services	7,022	6,570
Total	2,145,286	1,830,413

Note 21 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period,

As expressed, earnings per share are detailed as follows:

Earnings per share	12.31.2011 ThUS$	12.31.2010 ThUS$

Earnings attributable to owners of the parent	545,758	382,122

	12.31.2011 Units	12.31.2010 Units
Number of common shares in circulation	263,196,524	263,196,524

	12.31.2011	12.31.2010

Basic and diluted earnings per share (US$ per share)	2.0736	1.4519

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

125

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 22 - Loan costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 30, 2011, total interest expenses incurred amount to ThUS$39,335 (ThUS$35,042 as of December 30, 2010).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12.31.2011	12.31.2010

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%
Amount of costs for interest capitalized in ThUS$	22,249	25,947

Note 23 - Effect of variations in the foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss

	12.31.2011 ThUS$	12.31.2010 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(25,307)	(5,807)
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(2,781)	296
Conversion foreign exchange reserves attributable to the non-controlling entity.	(109)	367

126

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 23 - Effect of variations in the foreign currency exchange rates (continued)

b)	Reserves for foreign currency exchange differences

As of December 31, 2011 and December 31, 2010, foreign currency exchange differences are detailed as follows:

Detail	12.31.2011 ThUS$	12.31.2010 ThUS$

Changes in equity generated through the equity method
Comercial Hydro S.A.	937	937
SQMC Internacional Ltda.	23	41
Proinsa Ltda.	17	31
Agrorama Callegari Ltda.	102	161
Isapre Cruz del Norte Ltda.	55	99
Almacenes y Depósitos Ltda.	57	90
Sales de Magnesio Ltda.	48	132
Sociedad de Servicios de Salud S.A.	24	39
Agrorama S.A.	(11)	-
Doktor Tarsa	(1,964)	-
Nutrisi Holding	(42)	-
SQM Vitas Fzco	(159)
Ajay Europe	(176)	-
Misr Specialty Ferti	(39)	-
SQM Eastmed Turkey	(40)	-
Charlee SQM (Thailand) Co. Lta.	(52)	-
Coromandel SQM India	(31)	-
Total	(1,251)	1.530

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 - The environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

127

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.1	Disclosures of disbursements related to the environment (continued)

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment, A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP 10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees, Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants, This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

128

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2011 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$ 19,912 and are detailed as follows:

129

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment

Accumulated expenses as of December 31, 2011

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental Management (Expense as of December 2011)	Not Classified	Expense	Not Classified	1,868	12/31/2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability	Expense	Not Classified	59	1/31/2014
SQM Industrial S.A.	IMNA - Infrastructure consulting for the storeage of dangerous chemicals.	Sustainability: Risk prevention and Environment	Asset	Development	46	6/30/2011
SQM Industrial S.A.	FNWR - EID Discard field in Pampa Blanca	Sustainability: Risk prevention and Environment	Expense	Development	30	12/31/2011
SQM Industrial S.A.	FP55 - FPXA - Zone Mine EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	945	12/31/2012
SQM Industrial S.A.	JNTU - Assessment of waters at San Isidro	Sustainability: Risk prevention and Environment	Asset	Not Classified	556	12/31/2011
SQM Industrial S.A.	JPX9 - Enhanced Ground Granulated DAY-Prilado Coya Sur (Project: Pilot Plant TD and Pilot Testing of Resin)	Sustainability: Investigación y Development	Asset	Investigación	11	6/30/2011
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Risk prevention and Environment	Asset	Not Classified	29	12/1/2011
SQM Industrial S.A.	MP17 - Standardization Water Chlorination ME / CS / PV	Sustainability	Asset	Not Classified	7	6/30/2011
SQM Industrial S.A.	MP5W - TK's Fuel Standards	Sustainability	Asset	Not Classified	613	12/31/2011
SQM Industrial S.A.	MPIS - Stabilization of streets and sidewalks dust suppression	Sustainability	Asset	Development	736	6/30/2011
SQM Industrial S.A.	MPL5 - Repair sanitary and electrical services	Sustainability	Asset	Development	184	6/30/2011
SQM Industrial S.A.	MPLS - Automation and Alarm Monitoring Station Hospital information	Not Classified	Asset	Not Classified	10	6/30/2011

130

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MQ51 - Terms of Reference Project ME economic measures	Sustainability: Environment and Risk prevention	Expense	Not Classified	2	12/31/2011
SQM Industrial S.A.	PPNK - Management of Ammonia PV plant in Custody	Sustainability: Environment and Risk prevention	Asset	Not Classified	22	12/31/2011
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	785	12/1/2011
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Capacity Expansion	Asset	Development	17	9/1/2012
SQM Industrial S.A.	IQ8G - Improving exchange, offices and facilities	Sustainability	Asset	Not Classified	45	12/31/2011
SQM Industrial S.A.	MQ7P - ME Village sewer lids change	Sustainability	Expense	Not Classified	19	12/31/2011
SQM Industrial S.A.	JQB6 - DAY Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Expansion	Asset	Development	5	4/30/2012
SQM Industrial S.A.	TQ78 - motorized sweepers	Sustainability: Replacement of equipment	Asset	Development	206	12/31/2011
Minera Nueva Victoria S.A.	IPMN - Capacity Expansion Sanitary Iris	Capacity Expansion	Asset	Development	85	6/30/2011
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	199	12/31/2011
SQM Industrial S.A.	PPC1 - Eliminate PCBs in sub park switches 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not Classified	68	12/31/2012
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Spare	Asset	Not Classified	7	12/31/2011
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not Classified	Asset	Not Classified	3	12/31/2011

131

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be mad
Minera Nueva Victoria S.A.	IPNW - Improvements Halls C / D / B Iris	Sustainability	Asset	Not Classified	44	8/31/2011
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Capacity Expansion	Asset	Not Classified	1,630	12/31/2012
SIT S.A.	TPLR - Implementation sewage pumping system to sewer	Sustainability: Environment and Risk prevention	Asset	Not Classified	68	6/30/2011
SIT S.A.	TPM7 - Leggings environmental field 3 and 4	Not Classified	Asset - Expense	Not Classified	524	6/30/2011
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	64	12/31/2011
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	1,496	12/31/2011
SIT S.A.	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	3	12/1/2011
SIT S.A.	TQAP - Paving Court No. 3 and No. 4	Capacity Expansion	Expense	Not Classified	4	10/30/2012
SQM Nitratos S.A	IP6W - Treatment Plant Riles	Sustainability: Environment and Risk prevention	Asset	Not Classified	39	6/30/2011
SQM Nitratos S.A	PP0V - Environmental Medium Maintenance Projects ME-PV-NV-PB	Sustainability: Environment and Risk prevention	Asset - Expense	Development	82	6/30/2011
SQM S.A.	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	534	12/31/2011
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not Classified	127	12/31/2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt	Sustainability: Environment and Risk prevention	Expense	Not Classified	465	12/31/2012

132

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not Classified	230	12/31/2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	1,740	12/31/2011
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	65	12/31/2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Old South	Sustainability: Natural Resources	Asset	Development	195	12/31/2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not Classified	Asset	Not Classified	962	12/31/2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not Classified	100	12/31/2012
SQM S.A.	IQ52 - New Victoria Environment Office	Not Classified	Asset	Not Classified	29	12/31/2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not Classified	9	12/31/2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not Classified	188	12/31/2012
SQM S.A.	SCI6 - Environmental Studies - Project Region I	Not Classified	Asset	Not Classified	2,376	12/31/2011
SQM S.A.	IQ6M - EID Victoria New South Mine Expansion	Sustainability: Natural Resources	Asset	Not Classified	262	1/31/2012
SQM S.A.	IQ9V - Project Quillagua	Not Classified	Asset	Not Classified	323	12/31/2014
SQM Salar S.A	CPTP - Installing emergency showers drinking water	Sustainability	Asset	Not Classified	26	12/31/2011

133

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Salar S.A	CPZH - Management of Descartes Filter Presses Hydroxide	Sustainability: Environment and Risk prevention	Expense	Not Classified	39	12/31/2011
SQM Salar S.A	LP5J - Water Recharge Study Salar de Atacama	Sustainability: Environment and Risk prevention	Expense	Research	105	12/31/2011
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Cities of Salt	Sustainability	Expense	Development	761	12/31/2014
SQM Salar S.A	LPTF - Study and Environmental Survey 2010	Sustainability	Expense	Not Classified	370	12/31/2011
SQM Salar S.A	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not Classified	206	12/31/2011
SQM Salar S.A	LQ38 - Field Drying Sludge	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	26	12/31/2011
SQM Salar S.A	CQ8U - New Changing Room CL - HL	Capacity Expansion	Asset	Not Classified	238	12/31/2011
SQM Salar S.A	LQAK - Boards of MOP and SOP waste	Sustainability	Expense	Not Classified	25	12/31/2011
				Total	19,912

134

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environment Management (Ppto 2011 - Expense to December 2011)	Not Classified	Expense	Not Classified	2,243	12/31/2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability	Expense	Not Classified	551	1/31/2014
SQM Industrial S.A.	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	800	12/31/2012
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Asset	Not Classified	107	12/1/2011
SQM Industrial S.A.	MP5W - TK's Fuel Standards	Sustainability	Asset	Not Classified	487	12/31/2011
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	264	12/31/2011
SQM Industrial S.A.	PPC1 - Eliminate PCBs in sub park switches 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not Classified	122	12/31/2012
SQM Industrial S.A.	PPNK - Management of Ammonia PV plant in Custody	Sustainability: Environment and Risk prevention	Asset	Not Classified	178	12/31/2011
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	2,715	12/1/2011
SQM Industrial S.A.	JQ8K - EID 4 Floor Drying Line, Coya Sur (Project: Drying Line 4)	Capacity Expansion	Asset	Development	13	9/1/2012
SQM Industrial S.A.	IQ8G - Improving exchange, offices and facilities	Sustainability	Asset	Not Classified	30	12/31/2011
SQM Industrial S.A.	JQB6 - EID Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Expansion	Asset	Development	50	4/30/2012
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Not Classified	Asset	Not Classified	170	12/30/2011

135

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made

SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not Classified	Asset	Not Classified	297	12/31/2011
SQM Industrial S.A.	MQA8 - Standardization peripheral casinos gas networks (stage 1: Projects)	Not Classified	Asset	Not Classified	150	12/30/2011
SQM Industrial S.A.	MQBM - Archaeological Survey Deploying Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not Classified	56	12/31/2011
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Capacity Expansion	Asset	Not Classified	1.370	12/31/2012
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	86	12/31/2011
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	204	12/31/2011
SIT S.A.	MQ6Y - Maintenance and repair and exchange office Tocopilla ME	Sustainability: Environment and Risk prevention	Asset	Not Classified	20	12/30/2011
SIT S.A.	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	297	12/1/2011
SQM Nitratos S.A	IQDN - Storage RISES (folder + sill)	Sustainability: Environment and Risk prevention	Asset	Not Classified	40	7/30/2012
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not Classified	96	12/31/2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt	Sustainability: Environment and Risk prevention	Expense	Not Classified	1,276	12/31/2012
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not Classified	1,836	12/31/2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	27	12/31/2011

136

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made

SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	11	12/31/2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Old South	Sustainability: Natural Resources	Asset	Development	2	12/31/2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not Classified	Asset	Not Classified	783	12/31/2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not Classified	300	12/31/2012
SQM S.A.	IQ52 - New Victoria Office Environment	Not Classified	Asset	Not Classified	1	12/31/2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not Classified	15	12/31/2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not Classified	764	12/31/2012
SQM S.A.	IQ9V - Project Quillagua	Not Classified	Asset - Expense	Not Classified	849	12/31/2014
SQM S.A.	PQB9 - Change of exhaust gas SO2	Sustainability	Asset	Not Classified	178	12/1/2011
SQM Salar S.A	CQ4M - Adjustment Facility Contractors	Sustainability: Environment and Risk prevention	Asset	Not Classified	26	12/31/2012
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Cities of Salt	Sustainability	Expense	Development	822	12/31/2014
SQM Salar S.A	CQ8U - New Changing Room CL - HL	Capacity Expansion	Asset	Not Classified	102	12/31/2011
				Total	17,338

137

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2010

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	Environment Management (2010 Expense)	Not classified	Expense	Not classified	1,270	12-01-2011
SQM Industrial S.A	EPRH – REACH 2010	Support	Expense	Not classified	1,010	12-31-2010
SQM Industrial S.A	MCLX - Cleaning of the saving yards	Cost reduction	Expense	Development	604	10-01-2010
SQM Industrial S.A	ANMI - Infrastructure consulting for the storage of dangerous chemical substances	Support: Risk prevention and the environment	Asset	Development	46	12-01-2010
SQM Industrial S.A	MNH8 - Lightning upgrades	Support	Expense	Development	228	12-01-2010
SQM Industrial S.A	SCCY - Disposal of dangerous residue	Support	Asset - Expense	Development	165	12-01-2010
SQM Industrial S.A	JNTU - San Isidro water evaluation	Support: Risk prevention and the environment	Asset	Not classified	556	12-31-2010
SQM Industrial S.A	JNNX - Nitrate environment various	Support: Risk prevention and the environment	Asset	Not classified	51	12-01-2010
SQM Industrial S.A	MNTE - Industrial hygiene equipment	Support: Risk prevention and the environment	Asset	Development	19	12-01-2010
SQM Industrial S.A	INST - Acquisition of used lubricant rapid disposal bank, NV-ME-PB	Support: Risk prevention and the environment	Expense	Development	46	07-01-2010
SQM Industrial S.A	MP17 - Normalization of consumable water ME/CS/PV	Support	Asset	Not classified	7	12-01-2010
SQM Industrial S.A	MP5W - Normalization TK´s fuel	Support	Asset	Not classified	397	12-01-2010
SQM Industrial S.A	FNWR EID Discard field Pampa Blanca	Support: Risk prevention and the environment	Expense	Development	30	12-01-2010
SQM Industrial S.A	MNYS Actions for the dissemination of cultural heritage, technology change Maria Elena	Support: Risk prevention and the environment	Asset	Not classified	21	12-31-2010
SQM Industrial S.A	FP55-FPXA	Support	Asset	Development	1,106	12-31-2010
SQM Industrial S.A	MP8Z Automation of water volume inlet pipe ME, CS and Vergara	Support	Asset	Development	523	12-01-2010
SQM Industrial S.A	MPL5Repair of sanitary and electric facilities	Support	Asset	Development	184	10-01-2010
SQM Industrial S.A	MPIS - Stabilization of streets and suppression of dust at sidewalks	Support	Asset	Development	736	10-01-2010
SQM Industrial S.A	PPNK Handling of PV ammonia in Detention of plant	Support: Risk prevention and the environment	Asset	Not classified	22	12-01-2010
SQM Industrial S.A	MPGF Improvement of sealing and pressurization room 031	Support	Asset - Expense	Not classified	48	12-01-2010
SQM Industrial S.A	TPO4 Indigenous camp	Support	Asset	Not classified	88	06-11-2010
SQM Industrial S.A	MPLS Automated alarms and information of monitoring station Hospital	Not classified	Asset	Not classified	10	12-01-2010
Minera Nueva Victoria S.A.	IPNW Extension in sanitary capacity for Iris	Support	Asset	Not classified	44	12-01-2010
Minera Nueva Victoria S.A.	IPMN Extension in sanitary capacity for Iris	Capacity upgrade	Asset	Development	85	12-01-2010
SQM Nitratos S.A	PNH2 Maintenance of Environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	48	06-29-2010

138

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Nitratos S.A	PP0V - Maintenance of environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	82	12-01-2010
SQM Nitratos S.A	IP6W Treatment plants of “riles”	Support: Risk prevention and the environment	Asset	Not classified	95	12-01-2010
SQM Nitratos S.A	PPAT - Risk prevention projects Sem II 2008	Support: Risk prevention and the environment	Expense	Development	157	12-01-2010
SQM Salar S.A	LP5K Environmental evaluation (mop)	Support: Risk prevention and the environment	Asset	Not classified	4	12-01-2010
SQM Salar S.A	LP5J - Water study Water Recharge Atacama Saltpeter deposit	Support: Risk prevention and the environment	Expense	Research	83	12-31-2010
SQM Salar S.A	LNNT Environmental projects Salar Chaxa	Support: Risk prevention and the environment	Expense	Not classified	98	12-01-2010
SQM Salar S.A	LPIL Upgrade SOP plant	Capacity upgrade	Asset	Development	17	12-01-2010
SQM Salar S.A	LPIK Potassium Plant	Capacity upgrade	Asset	Development	19	12-01-2010
SQM Salar S.A	LP82 - Project to foster the agricultural activity in Locations of Salar	Support	Expense	Development	331	12-31-2012
SQM Salar S.A	LPGA Improvement in facilitiesToconao	Capacity upgrade	Asset	Not classified	109	09-30-2010
SQM Salar S.A	LPK2 Cash exchange house	Not classified	Asset	Not classified	102	12-01-2010
SQM Salar S.A	LPN3 New plant MOP	Support	Asset	Investigation	19	12-31-2011
SQM Salar S.A	CPTP - Installation of drinking water emergency showers	Support	Asset	Not classified	14	04-01-2011
SQM Salar S.A	LPTF Environment projects	Support	Expense	Not classified	169	12-31-2010
SQM Salar S.A	LPTJ Sanitary upgrades	Support	Asset	Not classified	95	05-01-2011
SQM Salar S.A	LPPJ - EID SOP upgrade	Capacity upgrade	Asset	Not classified	14	12-31-2011
SIT S.A.	TNLA - Road paving	Support: Risk prevention and the environment	Asset	Development	82	12-01-2010
SIT S.A.	PNOT - Lightning upgrade (train area)	Support	Asset -Expense	Development	369	12-01-2010
SIT S.A.	TPR8 - Elimination of waste water generation through vacuum	Support: Risk prevention and the environment	Asset - Expense	Not classified	54	12-01-2010
SIT S.A.	TPLR - Waste disposal system	Support: Risk prevention and the environment	Asset	Not classified	68	12-01-2010
SIT S.A.	TPM7 - Environment projects	Not classified	Asset - Expense	Not classified	524	06-30-2011
SQM S.A.	SCI6 - Environment studies	Not classified	Expense	Not classified	2,376	10-01-2010

139

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	AQ0A Llamara & Tamarugal Meadows	Support Natural resources	Asset	Development	5	03,30,2011
SQM S.A.	IPFT - I Region of Chile Cultural heritage	Support: Risk prevention and the environment	Expense	Not classified	111	12,31,2011
SQM S.A.	IPXE- Environmental follow-up plan at Tamarugal Meadows	Support: Risk prevention and the environment	Expense	Not classified	4	12,31,2012
					12,345

140

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses from December 31, 2010

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	Management Environment (Ppto 2011)	Not Classified	Expense	Not Classified	1,771	12/1/2011
SQM SQM Industrial S.A S.A	ACI9 - Enhanced Ground Granulated DAY-Prilado Coya Sur (Project: Study PCl II)	Sustainability: Research and Development	Expense	Research	23	12/31/2011
SQM Industrial S.A	IMNA - Consulting Infrastructure for Alm. of Sust Quim. conditions).	Sustainability: Prev and Environment Risk	Asset	Development	4	6/30/2011
SQM Industrial S.A	MNH8 - Improvements in lighting	Sustainability	Expense	Development	2	6/30/2011
SQM Industrial S.A	MP5W - TK's Fuel Standards	Sustainability	Asset	Not Classified	703	12/31/2011
SQM Industrial S.A	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Prev and Environment Risk	Asset	Not Classified	85	12/31/2011
SQM Industrial S.A	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	204	12/31/2011
SQM Industrial S.A	MP8Z - Automation Control Flow intakes ME, CS and Vergara	Sustainability	Asset	Development	261	12/31/2011
SQM Industrial S.A	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not Classified	171	12/31/2011
SQM Industrial S.A	MPIS - Stabilization of streets and sidewalks dust suppression	Sustainability	Asset	Development	1	6/30/2011
SQM Industrial S.A	PPNK - Management of Ammonia PV plant in Custody	Sustainability: Prev and Environment Risk	Asset	Not Classified	177	12/31/2011
SQM Industrial S.A	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Prev and Environment Risk	Asset - Expense	Not Classified	3,000	7/1/2011
SQM Industrial S.A	IQ5B - Preparation of slab to transfer pumps	Capacity Expansion	Asset expenditure	Not Classified	110	10/10/2011
SQM Industrial S.A	MQ51 - Terms of Reference Project ME economic measures	Sustainability	Expense	Not Classified	10	6/30/2011

141

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses from December 31, 2010, continuación

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	FQ39 - Close plain white	Sustainability: Prev and Environment Risk	Asset	Development	500	12/1/2011
Minera Nueva Victoria S.A.	IQ4C - Development Camp (TAS and Osmosis)	Sustainability	Asset - Expense	Not Classified	3,000	12/31/2012
SQM Nitratos S.A	PP0V - Environmental Medium Maintenance Projects ME-PV-NV-PB	Sustainability: Prev and Environment Risk	Asset - Expense	Development	4	6/30/2011
SQM Nitratos S.A	PPAT - Risk Prevention Projects Sem II 2008	Sustainability: Prev and Environment Risk	Expense	Development	1	6/30/2011
SQM Salar S.A	LP5J - Water Recharge Study Salar de Atacama	Sustainability: Prev and Environment Risk	0	Research	29	6/30/2011
SQM Salar S.A	LQ38 - Field Drying Sludge	Sustainability: Prev and Environment Risk	Asset - Expense	Not Classified	154	9/30/2011
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Cities of Salt	Sustainability	Expense	Development	528	12/31/2012
SQM Salar S.A	LPK2 - money exchange enablement	Not Classified	Asset	Not Classified	102	12/31/2011
SQM Salar S.A	CPTP - Installing emergency showers drinking water	Sustainability	Asset	Not Classified	12	4/1/2011
SQM Salar S.A	LPTF - Study and Environmental Survey 2010	Sustainability	Expense	Not Classified	226	12/31/2011
SQM Salar S.A	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not Classified	104	5/1/2011
SQM Salar S.A	LQ33 - Adjustments Salar	Not Classified	Asset - Expense	Not Classified	300	12/31/2011
SIT S.A.	PNOT - Improved lighting FFCC area	Sustainability	Asset expenditure	Development	65	6/30/2011
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Prev and Environment Risk	Asset - Expense	Not Classified	96	12/31/2011
SIT S.A.	TPLR - Implementation sewage pumping system to sewer	Sustainability: Prev and Environment Risk	Asset	Not Classified	10	6/30/2011

142

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses from December 31, 2010, continuación

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SIT S.A.	TPM7 - environmental mail for fields 3 and 4	Not Classified	Asset - Expense	Not Classified	15	6/30/2011
SQM	SCI6 - Environmental Studies - Project Region I	Not Classified	Expense	Not Classified	1	6/30/2011
SQM S.A.	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	595	3/30/2011
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Prev and Environment Risk	Expense	Not Classified	47	12/31/2011
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Prev and Environment Risk	Expense	Not Classified	139	12/31/2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt	Sustainability: Prev and Environment Risk	Expense	Not Classified	530	12/31/2012
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Prev and Environment Risk	Expense	Not Classified	543	12/31/2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	424	2/28/2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not Classified	Asset	Not Classified	1,649	7/31/2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Old South	Sustainability: Natural Resources	Asset	Development	200	3/31/2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Prev and Environment Risk	Asset	Not Classified	400	12/30/2012
SQM S.A.	IQ52 - NV Office Environment	Sustainability: Prev and Environment Risk	Asset	Not Classified	30	6/30/2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Prev and Environment Risk	Asset	Not Classified	340	12/31/2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Prev and Environment Risk	Asset	Not Classified	20	12/31/2011
					16,586

143

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed

SQM Industrial S.A.

SQ7X: The purpose of this project is obtaining and recording information on compliments on final products of SQM in the ECHA database to comply with the requirements set forth by the REACH regulation of the European Union. The project is in execution.

ANMI: Compliance silver penny call and legal matters, and specific standards that are required with regards to warehouseing, signs, safety and the main factors related to materials, product and supplies that are handled in the works. In addition, improvement of the warehouse infrastructure will be implemented for the storage of dangerous chemical substances. The project is completed.

FNWR: Preparation and filing of the DIA of the project of discarding field Pampa Blanca. The project is in its closing stage.

FP55 – FPXA: These 2 projects about, final objective which consists in the installation of us see what her sucking system of 87 km from the Mejillones area to the SQM facilities in Pampa Blanca. the projected expenses correspond only to the filing of the EIA of the PB mine zone and the EIA of the PB expansion. Both projects are in execution stage.

JNTU: To perform the environmental assessment of the waters of San Isidro. The project is in its closing stage.

JPX9: This parade because of the final purpose to perform pilot tests of 2 processes to eliminate the perchlorate of a specific product, but the predicted expenses correspond only to the filing of the EID of the improvements to the plant of granulation–prilation Coya Sur. The project is in execution.

MNYS: Preparation and execution of a project of geoglyphs conservation; editing and publishing a book and implementing a diffusion center. Construction of a collections warehouse. All these are compensation measures of the project Technological Change Maria Elena. The project is in execution stage.

MP17: A study and analysis of the current chlorination of water system in María Elena, Coya Sur and Pedro de Valdivia would be performed, in order to subsequently implement and start the operation of a water chlorination system according to the current legislation. The project is finished.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. The project is in execution.

144

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

MPIS: Improve the urban condition of María Elena by placing a stabilization tarmac in the streets applying an anti-dust treatment on the sidewalks. The project is finished.

MPL5: Improvement of part of the water and sewage infrastructure María Elena. The project is complete.

MPLS: Implement e-mail alerts of the concentration of particulate material in the information change in text files about that the base for the implementation of. The project is complete.

MQ51: The purpose of the project is to generate the reference terms for the implementation of the of the resolution set forth in RCA N°0076/2000 that grants the environmental approval of the EID of project María Elena. The project is in its closing stage.

PPNK: Project to ensure the control of the ammonia gas in the crystal plant stoppage. The project is being executed.

PPZU: The necessary actions to normalize and certify certified fuel tanks in the plants in María Elena, Coya Sur and Pedro de Valdivia we be performed. The project is being executed.

JQ8K: This project has the purpose of building a new drying plant in Coya Sur. The projected expenses correspond only to the environmental filing. The project is being executed.

IQ8G: This project contemplates the improvement of restrooms and the expansion of their capacity. In addition to water storage sector would be improved. The project is being executed.

MQ7P: This project will renew the sewerage caps in the town of María Elena, which currently are very old. The project is being executed.

JQB6: Preparation and filing of the EID of project NPT4 of Coya Sur, which increases the salt production capacity. The project is being executed.

TQ78: This project contemplates the purchase of sweeping trucks with a vacuum system in order to reduce the emissions of particulate material in the port of Tocopilla. The project is being executed.

MPQU: Construction of warehouses for dangerous chemicals in order to comply with the current regulation and decrease the chance of accidents with high potential.

145

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

PPC1: Comply with environmental regulations and production continuity.

MQM8: Perform maintenance to structures and closing monitoring stations in María Elena.

MQAJ: Improve the water and sewerage network in Maria Elena for better operations.

Minera Nueva Victoria S.A.

IPMN: This project contemplates the expression of the sanitary capacity of the Iris camp. The project is being executed.

IPNW: This consists in the rear position of deteriorated sanitary artifacts to improve hygienic conditions. The project is finished.

IQ4C: Supply, construction and assembly of the osmosis and septic pits plant required to enable that Iris camp plant and other. The project is in its closing stage.

SIT S.A.

TPLR: The purpose of the project is to enable the disposal of wastewater into public sewerage system. The project is finished.

TPM7: This project involves purchasing mail that will be installed in fields number 3 and 4 to control dust emissions during dust-combing operations and to protect from definitions by the electric power plant. The project is being closed.

TPR8: This project pretends to increase the generation of industrial waste through the use of vacuum and no-washing technologies, through the implementation of a vacuum system that avoids the use of water and therefore the generation of liquid industrial waste. The project is being executed.

TPYX: To comply with the commitment of decreasing their mission of particulate material made to the city of Tocopilla. The project is being executed.

TQAV: Paving and maintenance of internal roads of the port of Tocopilla, to decrease pollution and to comply with the Supreme Decree related to the saturated zone. The project is being executed.

SQM Nitratos S.A.

IP6W: To design and build mud, water, oil decanting pits and one tank equipped with a pump to reuse water, and metallic tanks for the removal of mud. The project is in its closing stage.

146

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

PP0V: Installation of a container to hold dangerous residues in maintenance and elimination of Likud the industrial water filters in the maintenance workshop María Elena, Pedro de Valdivia, Nueva Victoria and Pampa Blanca mines. The project is finished.

SQM S.A.

AQ0A: To enable the use of water rights that have been granted in several pits of the Conaf reservation Pampa del Tamarugal and to take them outside of the tamarugo forest and of the reservation, reducing the environmental impact of its exploitation. The project is being executed.

IPFT: The project contemplates the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is being executed.

IPXE: To implement the plan of environment follow-up of Project Pampa Hermosa in Salar de Llamara. The project is being executed.

IPXF: To implement the environment plan follow-up of the project Pampa Hermosa in Pampa del Tamarugal. The project is being executed.

IQ08: The project considers the following words for the water reservoirs in Pampa del Tamarugal and Salar de Llamara: construction and enabling observation and monitoring pits, pumping tests, construction of roads over hard sand terrain and Salar crust. The project is being executed.

IQ0C: This project consists in implementing a program of adding value and area adyacent to route 5, which will enable the development of a self-guided tour of the area called Cantón de Lagunas in the context of the saltpeter history. The project is being executed.

IQ1K: Construction of the observation pits in Sur Viejo to comply with the environmental commitments proposed in the EIS of Pampa Hermosa and to be able to monitor the water reservoir near said pits. The project is being executed.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the [puquío] zone that is in the Salar de Llamara water reservoir. The project is being executed.

IQ3S: Improvements in the storage installations of dangerous raw materials in Nueva Victoria. The project is being executed.

147

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

IQ52: This project includes the enabling and expansion of the environment offices in Nueva Victoria. The project is being executed.

IQ53: To perform equity assay to the new location of the Soronal abduction trace Project Pampa Hermosa approved through N° 890/2010. The project is being executed.

IQ54: This corresponds to the implementation of environmental commitments acquired through the environment assessment of the project Pampa Hermosa (RCA N°890/2010). The project is being executed.

SCI6: This project has the purpose of obtaining environmental permits for the project of development in the region of Arica and Parinacota, included all the works related to environmental obligations that enable Operations to execute the construction and operation of the project. The environmental assessment to obtain the corresponding permit would be made to an EIS, that considers the preparation and filing of the document, and that also include activities of specific environmental studies (study of tamarugos in Llamara and Pampa Tamarugal, archeological mitigation measures, environment study of the Loa, hydrogeology studies). The project is in its closing stage.

IQ6M: Preparation and filing of the EID of the Project “Expansion of Mine Nueva Victoria”. The projected expenses only include the environment document filing. The project is being executed.

IQ9V: To support the development of agriculture and tourist industry in the location of Quillagua, in order to enhance the activity through productive measures, technical assistance and marketing. The project is being executed.

SQM Salar S.A.

CPTP: The project considers the change of the current industrial water network, for a drinking water network in order to comply with the current regulation set forth in DS 72. The project is finished.

CPZH: The purpose of the project is to recuperate in a quick and safe manner the cake of LiOH and the waste without dropping it on the floor and avoiding the spelling of nearby sectors, that would generate danger for the operators in the area. The project is being executed.

148

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

LP5J: To perform analysis to define the hydrologic units of the Creek, quantified the recharge of the reservoir using environmental isotopic techniques. The project is being executed.

LP82: To support the development of demonstration lots, provide technical assistance for the improvement of agriculture practices such as watering. The project is being executed.

LPTF: To perform semi-annual reports, given that it is necessary to present improvements and optimizations at environmental control points, and the knowledge on geologic and hydrogeologic variables must be improved near Salar de Atacama. The project is being executed.

LPTJ: The plan considers the acquisition of stand equipment to ensure the operating continuity of the TAS and OR plants, the change in the current control system of TK's regarding the accumulation of drinking water, wastewater, and wastewater elevation chambers. The project is finished.

LQ38: This project has the purpose to comply with the current regulations and with observations raised by the SEREMI of Health. The project is being executed.

CQ8U: To improve the condition and capacity of the exchange rooms in Salar del Carmen. The project is being executed.

LQAK: The project considers the construction of the waste rooms in the MOP and SOP lunchrooms. This, in order to increase the capacity of waste storage. The project is being executed.

149

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - Other current and non-current non-financial assets

As of December 31, 2011, and December 31, 2010, the composition of other current and non-current assets is detailed as follows:

Other non-financial assets, current	12.31.2011	12.31.2010
	ThUS$	ThUS$
Domestic Value Added Tax	46,243	30,795
Foreign Value Added Tax	5,879	4,167
Prepaid mining licenses	1,228	1,281
Prepaid insurance	6,979	4,575
Prepaid leases	33	30
Marine concessions	40	48
Other prepaid expenses	236	86
Other assets	3,154	3,460
Total	63,792	44,442

Other non-financial assets, non-current	12.31.2011	12.31.2010
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	21,395	21,350
Income taxes recoverable	286	651
Guarantee deposits	428	514
Other assets	2,542	1,642
Total	24,651	24,157

(1)	Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost. The Company presents expenses associated with Exploration and Evaluation of Mineral Resources. Of these expenses, those that are under exploitation are included under Inventory and are amortized according to the estimated ore reserves contained, and expenses associated with future reserves are presented under Other non-current assets. Those expenses incurred on properties with low ore grade that are not economically exploitable are directly charged to income. As of December 31, 2011 balances associated with the exploration and assessment of mineral resources is presented under Inventory for ThUS$ 3,699 (ThUS$ 1,723 as of December 31, 2010).

150

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - Other current and non-current non-financial assets (continued)

Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2011 and December 31, 2010:

Reconciliation	12.31.2011	12.31.2010
	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, beginning balance	21,350	26,832
Changes in assets for exploration and assessment of mineral resources:
Additions	3,777	-
Depreciation and amortization	(1,883)	(2,044)
Decrease due to transfers and other charges	(1,849)	(3,438)
Assets for exploration and assessment of mineral resources, net, final balance	21,395	21,350

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Note 26 - Operating segments

26.1	Operating segments

The balance of each item presented in each operating segment is equal to that reported to the maximum authority who makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance. The reported information in each segment is obtained from the consolidated financial statements of the company and, therefore, no consolidation is required between the abovementioned data and that reported in the corresponding operating segments, according to what is set forth in paragraph 28 of IFRS N° 8, “Operating Segments”.

Operating segments relate to the following groups of products that generate revenue and for which the Company incurs expenses and the result of which is regularly reviewed by the Company's maximum authority in the decision-making process:

1. - Specialty plant nutrients

2. - Iodine and its derivatives

3. - Lithium and its derivatives

4. - Industrial chemicals

5. - Potassium

6. - Other products and services

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Corporate Unit" category of disclosures.

The indicator used by management to performance measurement and resource allocation to each segment, is related to the margin of each segment.

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

151

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.2	Statement of income classified by operating segments based on groups of products as of December 31, 2011:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Sales	721,696	454,468	183,403	139,508	555,742	90,469	-	2,145,286
Cost of sales	(494,220)	(192,107)	(98,173)	(83,503)	(337,478)	(85,013)	-	(1,290,494)

Gross profit	227,476	262,361	85,230	56,005	218,264	5,456	-	854,792

Other income by function	-	-	-	-	-	-	47,681	47,681
Administrative expenses	-	-	-	-	-	-	(91,760)	(91,760)
Other expenses by function	-	-	-	-	-	-	(63,047)	(63,047)
Other gains	-	-	-	-	-	-	5,787	5,787
Interest income	-	-	-	-	-	-	23,210	23,210
Interest expenses	-	-	-	-	-	-	(39,335)	(39,335)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	21,808	21,808
Foreign currency transactions	-	-	-	-	-	-	(25,307)	(25,307)
Profit (loss) before taxes	227,476	262,361	85,230	56,005	218,264	5,456	(120,963)	733,829
Income tax expense	-	-	-	-	-	-	(179,710)	(179,710)
Net income (loss) from continuing operations	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	545,758
Non-controlling interests	-	-	-	-	-	-	-	8,361
Net income for the year	-	-	-	-	-	-	-	554,119

152

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.2	Statement of Income classified by operating segments based on groups of products as of December 31, 2010:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Sales	603,678	316,253	150,810	149,706	528,151	81,815	-	1,830,413
Cost of sales	(431,735)	(177,425)	(85,596)	(82,489)	(350,092)	(77,073)	-	(1,204,410)

Gross profit	171,943	138,828	65,214	67,217	178,059	4,742	-	626,003

Other income by function	-	-	-	-	-	-	6,545	6,545
Administrative expenses	-	-	-	-	-	-	(78,819)	(78,819)
Other expenses by function	-	-	-	-	-	-	(36,212)	(36,212)
Other gains (losses)	-	-	-	-	-	-	(6,979)	(6,979)
Interest income	-	-	-	-	-	-	12,930	12,930
Interest expenses	-	-	-	-	-	-	(35,042)	(35,042)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	10,681	10,681
Foreign currency transactions	-	-	-	-	-	-	(5,807)	(5,807)
Income (loss) before taxes	171,943	138,828	65,214	67,217	178,059	4,742	(132,703)	493,300
Income tax expense	-	-	-	-	-	-	(106,029)	(106,029)
Net income (loss) from continuing operations	171,943	138,828	65,214	67,217	178,059	4,742	(238,732)	387,271
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	171,943	138,828	65,214	67,217	178,059	4,742	(238,732)	387,271
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	382,122
Non-controlling interests	-	-	-	-	-	-		5,149
Profit for the year	-	-	-	-	-	-	-	387,271

153

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.3 Revenues from ordinary activities from transactions with other Operating Segments of the company at December 31, 2011 are detailed as follows:

Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

268,628	620,516	136,894	265,298	568,393	365,225	-	2,224,954

26.3 Revenues from ordinary activities from transactions with other Operating Segments of the company at December 31, 2010 are detailed as follows:

Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

233,064	416,758	91,675	227,567	468,169	225,402	-	1,662,635

154

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.4	Disbursements of non-monetary assets of the segment as of December 31, 2011:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	4,909	4,909
Coromandel SQM India	-	-	-	-	409	409
SQM Migao Sichuan					4,500	4,500
Amounts in addition of non-current assets	500,118	-	-	-	-	501,118
- Property, plant and equipment	500,895	-	-	-	-	500,895
- Intangible assets	223	-	-	-	-	223
Total segments	501,118	-	-	-	4,909	506,027

26.4	Disbursements of non-monetary assets of the segment as of December 31, 2010:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	3,500	3,500
SQM Quindao – Star	-	-	-	-	1,000	1,000
SQM Migao Sichuan					2,500	2,500
Amounts in addition of non-current assets	335,997	-	-	-	-	335,997
- Property, plant and equipment	335,632	-	-	-	-	335,632
- Intangible assets	365	-	-	-	-	365
Total segments	335,997	-	-	-	3,500	339,497

155

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.5	Information on products and services of external customers

Revenues from operating activities with external customers by group of product and service as of December 31, 2011 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286

Revenues from operating activities from external customers by group of product and service as of December 31, 2010 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	603,678	316,253	150,810	149,706	528,151	81,815	1,830,413

26.6	Information on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

156

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.7	Revenues from operating activities from external customers classified by geographical areas as of December 31, 2011:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$

Revenue	247,510	284,605	837,126	445,048	330,997	2,145,286

26.7	Revenue from external customers, classified by geographical areas as of December 31, 2010:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$

Revenue	216,028	162,967	799,457	363,676	288,285	1,830,413

157

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.8	Non-current assets classified by geographical area as of December 31, 2011:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of financial position ThUS$

Investments in associates accounted for using the equity method	1,444	-	16,919	14,867	27,464	60,694
Intangible assets other than goodwill	3,877	-	-	439	-	4,316
Goodwill	27,146	86	11,373	-	-	38,605
Property, plant and equipment, net	1,752,991	1,433	389	29	200	1,755,042
Investment property	-	-	-	-	-	-
Other non-current assets	24,413	238	-	-	-	24,651
Total assets	1,809,871	1,757	28,681	15,335	27.664	1,883,308

26.8	Non-current assets classified by geographical area as of December 31, 2010:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of financial position ThUS$

Investments in associates accounted for using the equity method	1,352	-	19,615	7,251	34,053	62,271
Intangible assets other than goodwill	2,765	-	4	501	-	3,270
Goodwill	24,147	86	11,373	724	2,058	38,388
Property, plant and equipment, net	1,451,576	1,858	331	40	168	1,453,973
Investment property	1,373	-	-	-	-	1,373
Other non-current assets	112,820	227	-	3,293	373	116,713
Total assets	1,594,033	2,171	31,323	11,809	36,652	1,675,988

158

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.9	Information on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its income from operating activities. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

26.10	Property, plant and equipment classified by geographical area as of December 31, 2011:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12.31.2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production and Port facilities:
Coya Sur	279,416	-	-	-	-	279,416
María Elena	150,046	-	-	-	-	150,046
Nueva Victoria	242,758	-	-	-	-	242,758
Pampa Blanca	17,998	-	-	-	-	17,998
Pedro de Valdivia	104,662	-	-	-	-	104,662
Salar de Atacama	648,303	-	-	-	-	648,303
Salar del Carmen	210,955	-	-	-	-	210,955
Tocopilla (port premises)	74,629	-	-	-	-	74,629
Sub total Production and Port facilities	1,728,767	-	-	-	-	1,728,767

Corporate facilities:
Santiago	16,752	-	-	-	-	16,752
Antofagasta	5,907	-	-	-	-	5,907
Subtotal corporate facilities	22,659	-	-	-	-	22,659

Subtotal business offices	1,565	1,433	389	29	200	3,616
Total segments	1,752,991	1,433	389	29	200	1,755,042

159

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.10	Property, plant and equipment classified by geographical area as of December 31, 2010:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12.31.2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production and Port facilities:
Coya Sur	256,570	-	-	-	-	256,570
María Elena	144,233	-	-	-	-	144,233
Nueva Victoria	202,134	-	-	-	-	202,134
Pampa Blanca	20,381	-	-	-	-	20,381
Pedro de Valdivia	84,992	-	-	-	-	84,992
Salar de Atacama	442,281	-	-	-	-	442,281
Salar del Carmen	213,488	-	-	-	-	213,488
Tocopilla (port premises)	63,521	-	-	-	-	63,521
Sub total Production and Port facilities	1,427,600	-	-	-	-	1,427,600

Corporate facilities:
Santiago	14,506	-	-	-	-	14,506
Antofagasta	6,831	-	-	-	-	6,831
Subtotal corporate facilities	21,337	-	-	-	-	21,337

Subtotal business offices	2,639	1,858	331	40	168	5,036
Total segments	1,451,576	1,858	331	40	168	1,453,973

160

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating Segments (continued)

26.10 Property, plant and equipment classified by geographic area, continued

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2011 and December 31, 2010:

Location	Products:
Pedro de Valdivia	Production of nitrite, sulfate, and iodine
María Elena	Production of nitrite, sulfate, and iodine
Coya Sur	Production of nitrite, sulfate, and iodine
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potasium chloride, Litium chloride and boric acid
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide, production of boron.
Tocopilla	Port facilities

161

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Income statement information by function of expenses presented according to the expenses nature

27.1.- Revenue from ordinary activities

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Products	2,138,264	1,823,843
Services	7,022	6,570

Total	2,145,286	1,830,413

27.2.- Cost of sales

	12.31.2011	12.31.2010
	Thus$	Thus$

Payroll and employee benefits	162,207	148,333
Raw material and supplies	572,652	528,362
Fuel and power	160,174	114,283
Lease of machinery, equipment and other goods	84,312	57,514
Contractors	59,989	41,940
Maintenance services	33,012	23,575
Freight	46,510	34,408
Depreciation	163,438	138,263
Other	8,200	117,732

Total	1,290,494	1,204,410

27.3.-Other income

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Discounts obtained from suppliers	777	922
Compensation received	876	272
Penalties charged to suppliers	453	109
Taxes recovered	12	26
Insurance recovered	395	201
Excess in the provision of liabilities with 3rd parties	630	424
Excess in bad-debt provision	179	83
Sale of fixed assets	2,213	448
Sale of materials, spare parts and supplies	959	668
Sale of mining concessions	613	872
Sale of scrap metal	141	68
Compensation Minera Esperanza	192	764
Excess inventory provision	559	-
Venta sale of concession of Minera Sierra Gorda	37,679	-
Sundry services	84	534
Other operating results	1,919	1,154

Total	47,681	6,545

162

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - information of the income statement by expense function, presented according to the nature of expenses ( continued)

27.4.- Management expenses

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Payroll and employee benefits	46,493	38,386
Other	45,267	40,433

Total	91,760	78,819

27.5.- Other expenses, by function

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Impairment Of Doubtful Accounts	3,364	1,246
VAT And Other Unrecoverable Tax	685	543
Fines	204	374
Investment Plan Expenses	11,462	13,279
Donations Rejected As Expense	2,557	2,095
Adjustment To Fixed Asset Realization Value	-	1,000
Loss In Bids	2,000	500
Indemnification Paid	72	-
Legal Expenses	2,422	2,087
Depreciation Of Stopped Assets	32,459	5,677
Trial In Brasil	3,500	2,000
Assays Provision	-	4,000
Indemnification Of Yara Sudafrica	3,495	-
Other Operating Expense	827	3,411

Total	63,047	36,212

27.6.- Other gains (losses)

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Retirement plan	880	(100)
Adjustment of Equity Method, prior year	422	23
El Toco shut-down provision	3,016	(6,900)
Sale of investment in associates	1,467	-
Other	2	(2)

Total	5,787	(6,979)

163

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income Taxes

As of December 31, 2011 and December 31, 2010, current income taxes recoverable are detailed as follows:

28.1	Current tax accounts receivable

	12.31.2011	12.31.2010
	ThUS$	ThUS$
Net monthly tax provisional payments, Chilean companies actual year	1,758	19,614
Net monthly tax provisional payments, Chilean companies prior year	-	2,158
Monthly tax provisional payments, foreign companies	857	562
Corporate tax credits (1)	394	1,111
Corporate tax absorbed by tax losses (2)	1,756	9,328

Total	4,765	32,773

(1): These credits are available to companies and relate to the corporate tax payment in April of the following year, These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2011 and 2010.

(2): This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (20%, 17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

164

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.1	Current tax accounts receivable (continued)

Taxpayers are entitled to apply for a refund of this provisional tax payment on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax accounts payable

Taxes payable	12.31.2011	12.31.2010
	ThUS$	ThUS$

Corporate tax and royalty	72,343	5,984
Foreign company income tax	3,068	1,105
Article 21 unique tax	7	24
Total	75,418	7,113

The income tax is determined on the basis of the determination of income tax that applies the tax rate currently in force in Chile 20%.

The provision of royalty is determined by applying the tax rate was determined for the Operational Net income (INO).

The royalty provision is determined by applying the tax rate that was determined to the Operational Net Income (ONI).

In conclusion, both concepts represent the estimated amount the company will have to pay on account of income tax and specific tax on mining.

28.3	Taxable earnings

As of December 31, 2011 and December 31, 2010, the Company and its subsidiaries have recorded the following consolidated balances for retained taxable earnings registry, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12.31.2011 ThUS$	12.31.2010 ThUS$
Taxable profits with credit rights (1)	1,053,651	602,536
Taxable profits without credit rights (1)	150,234	86,920
Taxable losses	15,069	21,630
Credit for shareholders	242,143	123,322

165

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.3 Taxable earnings (continued)

(1): The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated taxable profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made within the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income and deferred taxes

Assets and liabilities recognized in the consolidated classified statement of financial position are offset if and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a)	deductible temporary differences;

(b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c)	the offset of unused credits from prior periods.

166

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

(d)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

The Company recognizes a deferred tax asset when there is certainty that these can be offset with fiscal income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2011 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	114,151
Doubtful accounts impairment	16	-	4,045	-
Vacation accrual	9	-	2,633	-
Production expenses	-	-	-	54,747
Unrealized gains (losses) from sales of products	-	-	97,441	-
Bonds fair value	-	-	2,104	-
Employee termination benefits	-	-	-	3,036
Hedging	-	-	-	16,636
Inventory of products, spare parts and supplies	85	-	7,781	-
Research and development expenses	-	-	-	4,598
Tax losses	-	-	1,046	-
Capitalized interest	-	-	-	17,461
Expenses in assumption of bank loans	-	-	-	1,855
Unaccrued interest	-	-	386	-
Fair value of property, plant and equipment	-	-	1,539	-
Employee benefits	-	-	1,177	-
Royalty deferred income taxes	-	-	-	10,035
Other	194	-	5,773	-
Balance at year-end	304	-	123,925	222,519
Net balance	304	-	-	98,594

167

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.2	Income tax assets and liabilities as of December 31, 2010 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	88,785
Doubtful accounts impairment	139	-	3,452	-
Vacation accrual	9	-	2,382	-
Production expenses	-	-	-	47,442
Unrealized gains (losses) from sales of products	-	-	49,181	-
Bonds fair value	-	-	1,886	-
Employee termination benefits	-	-	-	2,984
Hedging	-	-	-	20,739
Inventory of products, spare parts and supplies	-	1,050	8,950	-
Research and development expenses	-	-	-	4,215
Tax losses	796	-	2,748	-
Capitalized interest	-	-	-	14,784
Expenses in assumption of bank loans	-	-	-	2,278
Unaccrued interest	-	-	261	-
Fair value of property, plant and equipment	-	-	9,634	-
Employee benefits	-	-	6,052	-
Royalty deferred income taxes	-	-	-	7,462
Other	471	-	3,362	-
Balance at year-end	1,415	1,050	87,908	188,689
Net balance	365	-	-	100,781

168

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.3	Deferred income taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2011 and December 31, 2010, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Chile	1,046	2,748
Other countries	-	796

Balance at year-end	1,046	3,544

Tax losses as of December 31 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras e Isapre Norte Grande Ltda.

d.4	Unrecognized deferred income tax assets and liabilities

As of December 31, 2011 and December 31, 2010, unrecognized assets and liabilities are detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	251
Doubtful accounts impairment	81	98
Inventory impairment	1,020	704
Pensions plan	(536)	266
Vacation accrual	29	29
Depreciation	(57)	(67)
Other	(19)	(17)

Balance at year-end	657	1,264

Tax losses mainly relate to the United States, which expire in 20 years,

169

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.5	Movements in deferred tax liabilities

Movements in deferred tax liabilities as of December 31, 2011 and December 31, 2010 are detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Beginning balance of deferred income tax liabilities	100,416	52,932
Increase (decrease) in deferred income taxes in statement of income	(3,664)	47,735
Tax Recovery of first category credit absorbed by tax losses	1,756	-
Increase (decrease) in deferred income taxes in equity	(218)	(251)

Balance at year-end	98,290	100,416

d.6	Disclosures on income tax expense (income)

The Company recognizes current and deferred income taxes as income or expenses, and they are included in income, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

170

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.6	Disclosures on income tax expense (income) (continued)

Current and deferred income tax expenses (income) are detailed as follows

	12.31.2011	12.31.2010
	ThUS$	ThUS$
	Benefit (expenses)	Benefit (expenses)

Current gains tax expense
Current tax expense	(181,424)	(60,863)
Adjustments to current taxes of the previous year	(1,950)	2,552

Current tax expenses, net, total	(183,374)	(58,294)

Deferred tax expenses
Deferred tax expense (revenue) relating to the creation and reversal of temporary differences	3,664	(47,735)
Deferred tax expenses, net, total	3,664	(47,735)

Income tax expense	(179,710)	(106,029)

Expenses (income) for income taxes for foreign and domestic parties are detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$
	Benefit (expenses)	Benefit (expenses)

Current income tax expense by domestic and foreign parties, net
Current income tax expense, foreign parties, net	(5,231)	(2,208)
Current income tax expense, domestic, net	(178,143)	(56,086)

Total current income tax expense, net	(183,374)	(58,294)

Deferred income taxes by foreign and domestic parties, net
Deferred income tax expense, foreign parties, net	(651)	(646)
Deferred income tax expense, domestic, net	4,315	(47,089)

Deferred income tax expense, net	3,664	(47,735)

Income tax expense	(179,710)	(106,029)

171

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.7	Equity interest in taxation attributable to investments recognized according to the equity method:

The Company does not recognize any deferred income tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent company, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a) Temporary differences are reversed in a foreseeable future; and

(b) The Company has tax earnings, against which temporary differences can be used.

d.8	Information on the tax effects of other comprehensive income components:

	12.31.2011
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	ThUS$ Expense (income) for income taxes	Amount after taxes

Cash flow hedges	(1,091)	218	(873)
Total	(1,091)	218	(873)

	12.31.2010
Income tax related to components of other income and expense with a charge or credit to equity	Amount before taxes	ThUS$ Expense (income) for income taxes	Amount after taxes
Cash flow hedges	(1,474)	251	(1,223)
Total	(1,474)	251	(1,223)

172

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.9	Explanation of the relationship between expense (income) for tax purposes and accounting income

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent Company and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	12.31.2011	12.31.2010
	ThUS$	ThUS$
	Income (loss)	Income (loss)

Consolidated income before taxes	733,829	493,300
Income tax rate in force in Chile	20%	17%

Tax expense using the legal rate	(146,766)	(83,861)
Effect of royalty tax expense	(24,487)	(11,115)
Effect of non-taxable income	6,865	2,783
Tax effect of rates in other jurisdictions	(2,548)	(1,360)
Tax effect of tax rates supported abroad	(3,173)	(3,996)
Effect on the tax rate arising from changes in the tax rate	-	(11,385)
Other effects from the reconciliation between carrying amount and the tax expense (income)	(9,601)	2,905

Tax expense using the effective rate	(179,710)	(106,029)

173

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.10	Tax periods potentially subject to verification:

The Company is potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of annual tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

b)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

174

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.5	Amendments to the income tax law and specific tax on mining in Chile

a)	Amendment to Corporate Tax

Law No. 20,455 was published in the Official Gazette of July 31, 2010. Article 1 of this law temporarily increases the Corporate Tax rate set forth in article 20 of the Income Tax Law (ITL), which levies incomes received or accrued within calendar years 2011 and 2012.

In accordance with that temporary increase, the referred-to rate of 17% increases to 20% for income received or accrued within calendar year 2011 (fiscal year 2012); and to 18,5% for income received or accrued within calendar year 2012 (fiscal year 2013).

b)	Amendment to the specific tax on mining

Law No. 20,469 was published in the Official Gazette of October 21, 2010, dealing with the following matters:

a.	Article 64 bis of the Income Tax Law, which establishes a specific tax on the operating income derived from mining activities earned by a foreign mine operator, was replaced;
b.	It included a new article 64 ter, relating to the method to be used to determine the operating taxable income derived from mining activities that, prior to this amendment, were addressed in the replaced article 64 bis;
c.	It amended article 11 ter of Decree Law 600/ 1974; and
d.	It established transitory and optional regulations applicable to investments or companies subject to articles 7, 11 bis and 11 ter of DL 600/ 1974; transitory article 5 of Law 20,026, and companies included in the provisions set forth in transitory article 4, even when they are not the recipients of foreign investments.

SQM Salar S.A. on August 26, 2011 undersigned a contract with the Ministry of Economy, Development and Tourism that grants the fixed regime that is set forth in Article 4-Transitory of Law 20469 of 2010.

SQM Nitratos S.A. on December 22, 2011 undersigned a contract with the Ministry of Economy, Development and Tourism that grants the fixed regime that is set forth in Article 4-Transitory of Law 20469 of 2010.

This contract grants the benefit of fixed regime to SQM Salar S.A. and SQM Nitratos S.A. as of 2013 and for 5 years, to a fixed 5% rate as its Specific Mining Tax.

175

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts held in foreign currency

Assets held in foreign currency are detailed as follows:

Class of asset	Currency	12/31/2011 ThUS$	12/31/2010 ThUS$
Current assets:
Cash and cash equivalent	BRL	22	22
Cash and cash equivalent	CLP	125,118	332,624
Cash and cash equivalent	CNY	300	104
Cash and cash equivalent	EUR	3,070	6,709
Cash and cash equivalent	GBP	14	5
Cash and cash equivalent	IDR	5	16
Cash and cash equivalent	INR	45	-
Cash and cash equivalent	MXN	29	102
Cash and cash equivalent	PEN	16	13
Cash and cash equivalent	YEN	2,292	1,193
Cash and cash equivalent	ZAR	5,450	1,523
Subtotal Cash and cash equivalent		136,361	342,311
Other financial assets, current	CLP	129,069	69,818
Subtotal other financial assets, current		129,069	69,818
Other non-financial assets, current	ARS	35	42
Other non-financial assets, current	AUD	91	-
Other non-financial assets, current	BRL	4	2
Other non-financial assets, current	CLF	22	21
Other non-financial assets, current	CLP	46,366	30,966
Other non-financial assets, current	CNY	16	23
Other non-financial assets, current	EUR	4,504	4,303
Other non-financial assets, current	INR	17	-
Other non-financial assets, current	MXN	606	552
Other non-financial assets, current	PEN	37	331
Other non-financial assets, current	ZAR	1,443	167
Subtotal other non-financial assets, current		53,141	36,407
Trade debtors and other accounts receivable	ARS	-	5
Trade debtors and other accounts receivable	BRL	41	64
Trade debtors and other accounts receivable	CLF	1,172	1,015
Trade debtors and other accounts receivable	CLP	107,973	114,108
Trade debtors and other accounts receivable	CNY	1,811	48
Trade debtors and other accounts receivable	EUR	60,382	97,193
Trade debtors and other accounts receivable	GBP	488	409
Trade debtors and other accounts receivable	MXN	141	58
Trade debtors and other accounts receivable	PEN	211	2
Trade debtors and other accounts receivable	YEN	-	2
Trade debtors and other accounts receivable	ZAR	16,004	7,292
Subtotal Trade debtors and other accounts receivable		188,223	220,196
Accounts receivable from related entities	AED	379	-
Accounts receivable from related entities	CLP	999	111
Accounts receivable from related entities	EUR	150	2,651
Accounts receivable from related entities	YEN	93	-
Subtotal accounts receivable from related entities		1,621	2,762
Tax asset, current	CLP	590	9,098
Tax asset, current	CNY	-	20
Tax asset, current	EUR	70	140
Tax asset, current	MXN	6	39
Tax asset, current	PEN	239	61
Tax asset, current	YEN	34	16
Tax asset, current	ZAR	-	123
Subtotal Tax asset, current		939	9,497
Total current assets		509,354	680,991

176

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

Class of asset	Currency	12/31/2011 ThUS$	12/31/2010 ThUS$
Non-current assets:
ther financial assets, non-current	BRL	30	34
Other financial assets, non-current	CLP	20	20
Other financial assets, non-current	EUR	3	3
Other financial assets, non-current	YEN	61	58
Subtotal other financial assets, non-current		114	115
Other non-financial assets, non-current	BRL	238	227
Other non-financial assets, non-current	CLP	477	599
Other non-financial assets, non-current	YEN	-	373
Subtotal other non-financial assets, non-current		715	1,199
Rights receivable, non-current	CLF	362	633
Rights receivable, non-current	CLP	709	469
Subtotal Rights receivable, non-current		1,071	1,102
Investments accounted for using the equity method	AED	24,958	24,168
Investments accounted for using the equity method	CLP	1,444	1,352
Investments accounted for using the equity method	EGP	1,270	1,435
Investments accounted for using the equity method	EUR	8,866	9,560
Investments accounted for using the equity method	INR	785	432
Investments accounted for using the equity method	THB	1,561	1,543
Investments accounted for using the equity method	TRY	12,256	11,988
Subtotal Investments accounted for using the equity method		51,140	50,478
Intangible assets other than goodwill	CLP	42	-
Subtotal Intangible assets other than goodwill		42	-
Property, plant and equipment	CLP	3,264	1,762
Subtotal Property, plant and equipment		3,264	1,762
Total Non-current assets		56,346	54,656
Total assets		565,700	735,647

177

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

Liabilities maintained in foreign currency are detailed as follows:

		12/31/2011			12/31/2010
Class Of Liability	Currency	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$
Current Liabilities
Other Current Financial Liabilities	CLF	3,769	6,987	10,756	3,577	7,749	11,326
Other Current Financial Liabilities	CLP	1,354	451	1,805	814	1,508	2,322
Subtotal Other Current Financial Liabilities		5,123	7,438	12,561	4,391	9,257	13,648
Trade Accounts Payable And Other Accounts Payable	ARS	3	-	3	1	-	1
Trade Accounts Payable And Other Accounts Payable	BRL	320	-	320	341	-	341
Trade Accounts Payable And Other Accounts Payable	CHF	221	-	221	-	-	-
Trade Accounts Payable And Other Accounts Payable	CLP	115,694	236	115,930	85,403	-	85,403
Trade Accounts Payable And Other Accounts Payable	CNY	1,821	-	1,821	57	-	57
Trade Accounts Payable And Other Accounts Payable	EUR	12,265	181	12,446	22,356	1,535	23,891
Trade Accounts Payable And Other Accounts Payable	GBP	24	-	24	40	-	40
Trade Accounts Payable And Other Accounts Payable	INR	1	-	1	1	-	1
Trade Accounts Payable And Other Accounts Payable	MXN	426	-	426	1,020	140	1,160
Trade Accounts Payable And Other Accounts Payable	PEN	31	-	31	43	-	43
Trade Accounts Payable And Other Accounts Payable	YEN	124	-	124	-	-	-
Trade Accounts Payable And Other Accounts Payable	ZAR	2,831	108	2,939	1,280	1,062	2,342
Subtotal Trade Accounts Payable And Other Accounts Payable		133,761	525	134,286	110,542	2,737	113,279
Accounts Payable To Related Entities	EUR	-	-	-	-	997	997
Subtotal Accounts Payable To Related Entities		-	-	-	-	997	997
Other Short-Term Provisions	ARS	62	-	62	-	-	-
Other Short-Term Provisions	BRL	-	1,459	1,459	-	1,634	1,634
Other Short-Term Provisions	CLP	29	-	29	20	-	20
Other Short-Term Provisions	EUR	140	-	140	323	-	323
Other Short-Term Provisions	MXN	-	250	250	-	-	-
Subtotal Other Short-Term Provisions		231	1,709	1,940	343	1,634	1,977
Current Tax Liabilities	CLP	-	2,129	2,129	-	-	-
Current Tax Liabilities	CNY	49	-	49	-	-	-
Current Tax Liabilities	EUR	-	2,011	2,011	-	335	335
Current Tax Liabilities	MXN	140	-	140	-	-	-
Current Tax Liabilities	YEN	-	386	386	-	-	-
Current Tax Liabilities	ZAR	-	109	109	-	-	-
Subtotal Current Tax Liabilities		189	4,635	4,824	-	335	335
Current Provisions Related To Employee Benefits	CLP	6,915	22,807	29,722	34,211	9,455	43,666
Current Provisions Related To Employee Benefits	MXN	-	334	334	-	292	292
Subtotal Current Provisions Related To Employee Benefits		6,915	23,141	30,056	34,211	9,747	43,958

178

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

		12,31,2011			12,31,2010
Class Of Liability	Currency	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$
Other Non-Financial Current Liabilities	AUD	-	-	-	-	4	4
Other Non-Financial Current Liabilities	BRL	12	44	56	12	-	12
Other Non-Financial Current Liabilities	CLP	7,464	36,006	43,470	6,299	12,557	18,856
Other Non-Financial Current Liabilities	CNY	12	-	12	18	-	18
Other Non-Financial Current Liabilities	EUR	631	-	631	29	84	113
Other Non-Financial Current Liabilities	MXN	1,331	53	1,384	710	54	764
Other Non-Financial Current Liabilities	PEN	118	-	118	79	-	79
Subtotal Other Non-Financial Current Liabilities		9,568	36,103	45,671	7,147	12,699	19,846
Total Current Liabilities		155,787	73,551	229,338	156,634	37,406	194,040

179

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

		12,31,2011				12,31,2010
Class of liability	Currency	over one year up to 3 years ThUS$	over 3 years up to 5 years ThUS$	over 5 years ThUS$	Total ThUS$	over one year up to 3 years ThUS$	over 3 years up to 5 years ThUS$	over 5 years ThUS$	Total ThUS$
Liabilities, Non-Current
Other Financial Liabilities, Non-Current	CLF	76,853	12,881	232,131	321,865	-	66,081	284,056	350,137
Other Financial Liabilities, Non-Current	CLP	139,770	-	-	139,770	-	154,485	-	154,485
Subtotal Other Financial Liabilities, Non-Current		216,623	12,881	232,131	461,635	-	220,566	284,056	504,622
Deferred Tax Liability	CLP	57	-	56	113	56	-	36	92
Deferred Tax Liability	MXN	590	-	-	590	-	-	-	-
Subtotal Deferred Tax Liability		647	-	56	703	56	-	36	92
Noncurrent Provisions Related To Employee Benefits	CLP	-	-	27,573	27,573	-	-	26,578	26,578
Noncurrent Provisions Related To Employee Benefits	MXN	-	-	520	520	-	-	195	195
Noncurrent Provisions Related To Employee Benefits	YEN	-	-	94	94	-	-	436	436
Subtotal Noncurrent Provisions Related To Employee Benefits		-	-	28,187	28,187	-	-	27,209	27,209
Total Liabilities, Non-Current		217,270	12,881	260,374	490,525	56	220,566	311,301	531,923

180

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 30 - Events after the reporting period

30.1 Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2011 were approved and authorized for issuance by the Board of Directors at their meeting held on March 6, 2012.

The consolidated financial statements of Sociedad Química y Minera S,A, and subsidiaries have been translated into English and adapted in order to comply with US SEC requirements.These consolidated financial statements were approved and authorized for issuance by the Board of Directors whose meeting was held on March 6, 2012

30.2 Disclosures of subsequent events

Management is not aware of any other significant events that occurred between December 31, 2011 and the date of issuance of these consolidated financial statements that may significantly affect them.

30.3 Detail of dividends declared after the reporting date

As of the closing date of these financial statements, there are no dividends declared after the reporting date.

181

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: March 20, 2012

182